UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2019
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Manual for Attendance at the Special Shareholders’ Meeting of August 30, 2019 – 10:20 a.m.

Ratify the decision to acquire one hundred percent (100%) of the share capital of BAC Florida Bank

Message from the Chairman of the Board of Directors

Cidade de Deus, Osasco, SP, July 29, 2019

Dear Shareholders,

I invite you to attend the Special Shareholders’ Meeting of Banco Bradesco S.A. (Bradesco or Company), which shall be held on August 30, 2019, at 10:20 am, at which time you will have the opportunity to discuss and vote on the matters contained in the Call Notice that is part of this Manual, with the purpose of ratifying the acquisition of one hundred percent (100%) of the share capital of BAC Florida Bank (BAC Florida), pursuant to the Material Fact disclosed by this Company on May 6, 2019. Said Call Notice will be published in the official newspapers from tomorrow, July 30.

It is important to note that, in the event that it is not possible to attend the event, the exercise of voting rights may be manifested to Bradesco through proxy or Distance Vote Ballot, in accordance with current legislation, and we are providing a voting electronic platform. All of these options aim to ensure the full participation of shareholders at the Meeting.

In line with our commitment to transparency and the democratization of information, we concentrate in this Manual all the information and guidance required by applicable law, as well as others that may assist you in the thorough assessment of matters to be resolved by shareholders holding common shares at the Meeting and, consequently, in the best decision-making by vote.

In order for you to have sufficient time for due consideration of the matters that will be submitted to your resolution, all necessary documents are being made available to the market on this date, 32 days in advance of the meeting.

In the certainty of continuing to count on your support, Bradesco remains at your disposal for any further clarifications.

Have a good event everyone!

Banco Bradesco S.A.

Luiz Carlos Trabuco Cappi
Chairman of the Board of Directors

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Call Notice

Banco Bradesco S.A.

Corporate Taxpayers’ ID No. 60.746.948/0001-12 – Company Registration No. 35.300.027.795

Publicly Held Company

Special Shareholders’ Meetings

We invite the shareholders of this Company to meet at Special Shareholders’ Meetings, to be held on August 30, 2019, at the head office, at Núcleo Cidade de Deus, Vila Yara, Osasco, SP, Prédio Vermelho, Salão Nobre, 5º andar, to discuss and resolve on the following Agendas:

Special Shareholders’ Meeting – 10am

(...)

Special Shareholders’ Meeting – 10:20am

As per Material Fact disclosed by this Company on May 6, 2019, regarding the acquisition of BAC Florida Bank, to ratify:

1)       the decision to acquire one hundred percent (100%) of the share capital of BAC Florida Bank; and

2)       the appointment of PricewaterhouseCoopers Serviços Profissionais Ltda., hired by the management to prepare the Appraisal Reports of BAC Florida Bank.

Special Shareholders’ Meeting – 10:40am

(...)

___________________________________________________________________

Attendance at Meetings: pursuant to Article 126 of Law No. 6.404/76, as amended, to attend and vote at the Shareholders’ Meetings the shareholder should note that:

•         in addition to the identity document, they must also present proof of ownership of the shares issued by the Company issued by the custodian, provided that, for holders of book-entry shares held at Bradesco, the presentation of said proof is not required;

•         if the shareholder cannot be present at the Shareholders’ Meetings, they may be represented by a proxy appointed less than a year ago, provided that such proxy is a shareholder, a manager of the Company, a lawyer or a financial institution, where the administrator of investment funds must represent their members, noting that corporate shareholders may be represented in accordance with their by-laws/articles of incorporation;

•         prior to being sent to Bradesco, corporate documents and representation of legal entities and investment funds drawn up in a foreign language must be translated into Portuguese. The respective translations must be registered in the Register of Deeds and Documents (no sworn translation is required);

•         in order to expedite the process and facilitate the work of the Meetings, we request that the proof of ownership of the shares, the proxy and the eventual declaration of vote, at the discretion of the shareholder, be filed at the Company’s head office, preferably, at least two (2) business days prior to the Shareholders’ Meeting(s), at Banco Bradesco S.A. Secretaria Geral - Área Societária – Núcleo Cidade de Deus, Prédio Vermelho, 4º andar, Vila Yara, Osasco, SP, Brazil - CEP 06029-900. A copy of the documentation may also be forwarded in advance to the email address governancacorp@bradesco.com.br;

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•         if you choose to vote at a distance, you must express your intention to vote by sending the respective Distance Vote Ballot: 1) to the bookkeeper of the Company’s shares through the entire Bradesco Branch Network; or 2) to its custody agents providing such service, in the case of shareholders holding shares filed with a central depositary; or 3) directly to the Company. For additional information, observe the rules set forth in CVM Instruction 481/09 and the procedures described in the Distance Vote Ballot provided by the Company, as well as in the respective Manual for Attendance at Special Shareholders’ Meetings;

•         for investors with shares in custody of B3 or directly in the bookkeeper, in addition to the above-mentioned attendance processes, Bradesco will also allow the voting right to be exercised electronically, until 11am of August 27, 2019 (for further information, see the Manual);

•         for a better flow of work, shareholders’ access to Salão Nobre on the 5º andar, where the Meetings will be held, will be allowed from 9am, when they can clarify any doubts regarding the matters to be resolved.

_____________________________________________________________________________

Documents available to shareholders: all legal documents and additional information required for review and exercise of voting rights are available to shareholders in the Market Relations Department, Núcleo Cidade de Deus, Prédio Vermelho, 3º andar, Vila Yara, Osasco, SP, and on the websites of Bradesco (banco.bradesco/ri), B3 S.A. - Brasil, Bolsa, Balcão (http://www.b3.com.br/pt_br/produtos-e-servicos/negociacao/renda-variavel/empresas-listadas.htm) and of CVM (http://cvmweb.cvm.gov.br/SWB/Sistemas/SCW/CPublica/CiaAb/FormBuscaCiaAb.aspx?TipoConsult=c).

Further information may be obtained from the Investor Relations website - banco.bradesco/ri - Corporate Governance, at the Bradesco Branch Network or through the email address governancacorp@bradesco.com.br.

Osasco, SP, July 29, 2019

Luiz Carlos Trabuco Cappi

Chairman of the Board of Directors

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Information on the Special Shareholders’ Meeting

This Manual deals exclusively with the Special Shareholders’ Meeting called at 10:20am on August 30, 2019, in accordance with the law and the By-Laws.

The Call Notice, contained in this Manual, lists all the matters to be examined, discussed and voted on during the Special Shareholders’ Meeting, not allowing the inclusion of other issues not listed on the Agenda.

All other documents related to Special Shareholders’ Meeting are part of this Manual and are available to the shareholders in the Market Relations Department, at Núcleo Cidade de Deus, Prédio Vermelho, 3º andar, Vila Yara, Osasco, SP, and may also be viewed on the websites of Bradesco (banco.bradesco/ri), B3 S.A. - Brasil, Bolsa, Balcão (http:// www.b3.com.br/pt_br/produtos-e-servicos/negociacao/renda-variavel/empresas-listadas.htm) and CVM (http://sistemas.cvm.gov.br/?CiaDoc).

Quorum for the meeting

According to Article 125 of Law No. 6.404/76, this Special Shareholders’ Meeting shall be held on first call with the presence of shareholders representing at least one fourth (1/4) of the share capital with voting rights (common shares) and, on second call, with any number.

Quorum of Resolutions

Under Article 129 of Law No. 6.404/76, resolutions are passed by an absolute majority of votes, not counting blank votes.

Exercise of Voting Rights

Holders of common shares

Pursuant to Brazilian law and Bradesco’s By-Laws, shareholders holding common shares will have voting rights in all matters listed on the Agenda.

Holders of American Depositary Receipts (ADRs)

Holders of American Depositary Receipts (ADRs), backed by common shares, will be entitled to vote on the matters listed on the Agenda.

Holders of ADRs will be duly instructed by The Bank of New York Mellon, the depositary financial institution of ADRs backed by Bradesco shares.

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Attendance at Special Shareholders’ Meeting

In-person attendance

The shareholders of the Company holding common shares may attend the Special Shareholders’ Meeting by going to its head office and declaring their votes.

Holders of preferred shares may attend the Special Shareholders’ Meeting and discuss the matters on the Agenda, but may not vote on the matters submitted for resolution.

According to the provisions of Article 126 of Law No. 6.404/76, shareholders shall attend the Special Shareholders’ Meeting providing, in addition to the identity card, proof of ownership of the Company’s shares, issued by the depositary financial institution and/or custodian. Management recommends that such proof be issued within two (2) business days prior to the date of the said Meeting.

Corporate shareholders, such as Commercial Companies and Investment Funds, shall be represented in accordance with their By-Laws/Articles of Incorporation or Regulations, submitting documents proving the good standing of the representation, accompanied by the Minutes of election of the Directors, if applicable, at the place and time indicated in the item below.

Attendance by proxies

Shareholders may also be represented by a proxy appointed less than a year ago, provided that they are a shareholder, Bradesco manager, lawyer or financial institution, where an investment fund manager shall represent their members, pursuant to Paragraph One of Article 126 of Law No. 6.404/76, and the principal’s signature on the proxy must be notarized at the Notary’s Office. Please note also that corporate shareholders may be represented in accordance with their by-Laws/articles of incorporation, without the obligation of the respective proxies being shareholders, Bradesco managers, a lawyer or a financial institution.

In order to assist shareholders, the Proxy Form contained in this Manual may be used, in which case the proxy shall vote in strict accordance with the instructions contained in the respective proxy instruments.

Optionally, shareholders may also grant a proxy with a text different from that suggested herein, provided that it expressly contains the powers granted and the precise identification of both the principal and the agent.

When the shareholder is represented by proxy, the legality of the proxy must be examined before the start of the Special Shareholders’ Meeting, as well as the ownership of the shares.

In order to expedite the process and facilitate the work of the Special Shareholders’ Meeting, we request that the proof of ownership of the shares, the proxy and the eventual declaration of vote, at the discretion of the shareholder, be filed at the Company’s head office, preferably, at least two (2) business days prior to the Special Shareholders’ Meeting, at Banco Bradesco S.A. Secretaria Geral - Área Societária – Núcleo Cidade de Deus, Prédio Vermelho, 4º andar, Vila Yara, Osasco, SP, Brazil - CEP 06029-900. A copy of the documentation may also be sent to governancacorp@bradesco.com.br.

Prior to being sent to Bradesco, corporate documents and representation of legal entities and investment funds drawn up in a foreign language must be translated into Portuguese. The respective translations must be registered in the Register of Deeds and Documents (no sworn translation is required).

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Attendance by Distance Voting

As provided for in Articles 21-A and following of CVM Instruction No. 481/09, the Company’s shareholders may also exercise their voting rights at the shareholders’ meeting by means of distance voting, to be formalized in a document called “Distance Vote Ballot” (Ballot), which is available in the Corporate Governance area of Bradesco’s Investor Relations website (banco.bradesco/ri) or on the Brazilian Securities and Exchange Commission - CVM website (http: // systems .cvm.gov.br/?CiaDoc).

General Orientations

✓  Holders of common shares with positions held until the date of the Special Shareholders’ Meeting shall be entitled to vote on all matters contained in the Ballot.

A shareholder who decides to exercise their distance voting rights in the modalities described in items I and III below shall:

✓  access the Company’s website (banco.bradesco/ri) or CVM’s website (http://sistemas.cvm.gov.br/?CiaDoc);

✓  print the Ballot, fill in all the fields, observing the instructions contained in each matter;

✓  initial all pages and sign it;

✓  attach the documents in the table below:

Documents to be submitted with the Ballot	Individual	Legal Entity	Inv. Fund
	X	X	X
Individual Taxpayers’ ID and photo ID of the shareholder or their legal representative[1]

	-	X	X
Restated By-Laws or Articles of Incorporation[2]

	-	X	X
Document attesting to the powers of representation[2]

	-	-	X
Restated and updated by-laws of the fund

(1)      Accepted ID: ID Card, foreigner’s registration card (RNE), driver’s license, Passport and officially recognized professional registration card.

(2)      For investment funds, documents of the manager and/or administrator, observing the voting policy.

The corporate documents and representation of legal entities and investment funds drawn up in a foreign language must be translated into Portuguese. The respective translations must be registered in the Register of Deeds and Documents (no sworn translation is required).

The ballot vote shall be delivered by the shareholder by one of the options described below, up to seven (7) days prior to the date of the Special Shareholders’ Meeting, i.e., up to and including August 23, 2019:

I.         Upon delivery of the completed and signed Ballot to one of Bradesco’s Branches

This option is exclusively intended for shareholders holding shares deposited with Bradesco, as the bookkeeper of the shares issued by Bradesco:

Shareholders with a position in our Share Registration Book shall deliver the ballot to any of Bradesco Branches by and including August 23, 2019, during local bank business hours, so that the information contained in their Ballot, in their presence, may be transferred to Bradesco’s systems. Once the operation is completed, you will receive the voting receipt.

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Important: Bradesco Branches will not receive the Ballots after the banking hours of August 23, 2019.

The Management emphasizes that the above procedures may not be adopted for shareholders holding shares in custody of B3 and/or with any other custody agent. In this case, the provisions of item II below shall be observed.

II.       By voting instructions transmitted by the shareholders to their respective custody agents

This option is exclusively for shareholders holding shares deposited with B3. In this case, the distance voting will be exercised by the shareholders in accordance with the procedures adopted by the Institutions and/or Brokers (Custodian Agents) that maintain their positions in custody:

The holder of shares deposited with B3, who chooses to exercise their distance voting rights, shall do so by transmitting their voting instruction to the Custodian Agent who holds their shares in custody, subject to the rules determined by them, which will thereafter refer such vote to the B3 Depositary Office.

As the provision of the service for collection and transmission of the Ballot filling instructions is optional for Custodian Agents, we recommend that the shareholder check whether their custodian is qualified to provide such service and the procedures established by them for issuing the instructions to vote, as well as the documents and information required by them.

Pursuant to article 21-B of CVM Instruction No. 481/09, the shareholder shall transmit the instructions to fill out the Ballot to their custody agents by and including August 23, 2019, except if a different deadline, always prior to that date, is established by their custody agents.

Bradesco informs that if your respective Custody Agent does not provide distance voting services, the shareholder will have the option of sending their Ballot and applicable documents directly to the Company, pursuant to item III below.

III.      By directing your voting guidance directly to the Company

This option may be used by all shareholders of the Company:

If the Shareholder chooses to direct their voting instructions directly to the Company, the Shareholder shall send, by postal mail, a printed version of the Ballot together with the certified copies of the documents indicated in the table above, in due time, no later than August 23, 2019 (inclusive), at its head office at Núcleo Cidade de Deus, Prédio Vermelho, 4º andar, Vila Yara, Osasco, SP, Brazil, CEP 06029-900.

The shareholder may also, if preferring to do so, send the documents to the Company beforehand, by sending the scanned copies of the Ballot and the aforementioned documents to the email address governancacorp@bradesco.com.br.

In any case, it is indispensable that Bradesco receive by August 23, 1919 (inclusive), at the aforementioned address, the original Ballot and a certified copy of the other documents previously sent by email to the shareholder.

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Within three (3) days from the receipt of the physical copies of said documents, the Company will notify the shareholder, through the email address indicated by the shareholder in the Ballot, regarding the receipt of the documents and their acceptance.

A Ballot received by Bradesco that is not duly completed and/or is not accompanied by the supporting documents described on page 6 will be disregarded.

The Company points out that:

✓  as determined by article 21-S of CVM Instruction 481/09, the B3 Depositary Office, upon receiving the voting instructions from the shareholders through their respective custody agents, will disregard any diverging instructions regarding the same resolution that may have been issued by the same Individual Taxpayers’ ID or Corporate Taxpayers’ ID registration number;

✓  at the end of the distance voting period, i.e. August 23, 2019 (inclusive), the shareholder may not change the voting instructions already sent, unless present at the Special Shareholders’ Meeting or represented by proxy, upon explicit request to disregard the voting instructions sent via Ballot before the respective matters are put to the vote.

Attendance via electronic voting platform

For investors with shares in custody in B3 or directly in the bookkeeper, in addition to the attendance processes listed above, Bradesco will also allow the free exercise of voting rights electronically.

Therefore, the shareholder who wishes to do so should access the link www.proxyvoting.com.br, request access to the voting platform and provide the necessary information to confirm their status as a shareholder of Bradesco.

Bradesco points out that the voting procedure through the electronic platform must be completed by 11am on August 27, 2019.

Additional information may be obtained from the telephone numbers and email address of the electronic platform website mentioned herein.

Withdrawal Right

There is no right of withdrawal due to the approval of item 1 of the Special Shareholders’ Meeting Agenda at 10:20 am, since the price to be paid by the Company in the acquisition of 100% of BAC Florida Bank's share capital does not exceed one and a half times the higher of the three amounts provided for in item II of the heading of Article 256 of Law No. 6,404/76. These calculations and values are available for verification by shareholders in the reports prepared by PwC and which are attached to this manual: Report - BAC Florida Bank Appraisal Report and Report - Art. 256 of Law 6,404/76.

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Special Shareholders’ Meeting

Proposal to ratify decision to acquire 100% (one hundred percent) of one hundred percent (100%) of the share capital of BAC Florida Bank

Dear shareholders,

Bradesco’s Board of Directors hereby submits the following matters for your consideration and resolution:

1)       to ratify the decision to acquire one hundred percent (100%) of the share capital of BAC Florida Bank, pursuant to Share Purchase Agreement, whose celebration was disclosed to the market in the Material Fact of May 6, 2019.

The conclusion of the transaction is also subject to prior approval by the relevant Brazilian and US regulatory agencies.

According to the Material Fact of May 6, 2019, BAC Florida Bank is a Coral Gables, Florida-based bank with over 45 years of experience in the US banking industry, focusing on high-income non-resident individuals.

With the acquisition, Bradesco will take over all operations of BAC Florida Bank, with the main objective of expanding the offer of investments in the USA to its high income (Prime) and Private Bank customers, as well as offering other banking services in the US market, such as checking account, credit card, and mortgage. This transaction will also provide Bradesco with the opportunity to expand business related to corporate and institutional clients.

For more information on the acquisition of the controlling interest of BAC Florida Bank, see Exhibits 19, corresponding to Article 19 of CVM Instruction No. 481/09.

2)       to ratify the appointment of PricewaterhouseCoopers Serviços Profissionais Ltda., hired by the management to prepare the Appraisal Reports of BAC Florida Bank.

For more information about the appraiser, see Exhibit 21, corresponding to Article 21 of mentioned CVM Instruction 481/09.

--------------------------

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Information required by Applicable Law

Supplementary Information

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Exhibit 19 - required by Article 19 of CVM Instruction No. 481, of December 17, 2009

Control Acquisition

1.       Describe the deal

According to Material Fact and presentation made available on the Company’s website, both of May 6, 2019, the deal consists of the acquisition of 100% of BAC Florida Bank (“BAC Florida”) through one or more subsequent steps (“Deal”), pursuant to the Share Purchase Agreement (“Agreement”), entered into on May 5, 2019 between, on the one hand, as Buyer, wholly-owned subsidiary of Bradesco (Guarantor), Lecce Holdings S.A. (“Lecce”) and, on the other hand, the controlling shareholders of BAC Florida: (i) CAICO Investments Group Corp. (“CAICO”), (ii) Empresa de Inversiones Alcastre Limited (“Alcastre”), (iii) Valores Intercontinentales de Panama Limited (“Panama”), (iv) Consorcio Nuevo Laredo Limited (“Nuevo Laredo”), (v) Consorcio Novara del Sur Limited (“Novara del Sur”) and (vi) Sociedad Internacional Yreka (“Yreka” and, together with CAICO, Alcastre, Panama, Nuevo Laredo and Novara del Sur, “Sellers”).

In a first step, all the shares owned by BAC Florida’s controlling shareholders (Sellers) will be acquired, and then a corporate transaction will be carried out to acquire the minority interests, so that Bradesco will eventually own the entire share capital of BAC Florida.

With the Deal, Bradesco will take over all BAC Florida operations, expanding its operations in the US market and offering a wide range of banking products focused on high income and Private Bank customers.

BAC Florida’s business lines include mortgages in Florida, Private Banking & Wealth Management services, Corporate & Institutional Banking services and digital bank, called My eBanc, which serves customers in 49 states and provides services such as deposits, investments and checking account.

In addition, with the acquisition of one hundred percent (100%) of BAC Florida, Bradesco will take over BAC Florida Investments Corp, which is a securities broker, and BAC Global Advisors Inc, which is an investment consulting firm.

BAC Florida Key Figures (base December 31, 2018):

	In US$ million	In R$ million (1)
Total assets	2,236	8,859
Deposits	1,839	7,286
Shareholders’ Equity	206	816.25
Net profit	29	114.9

(1)   Conversion to Reais using Sale Exchange Rate of May 6, 2019 in the amount of R$3.9624.

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2.       Inform the reason, statutory or legal, by which the deal was submitted to the approval of the Meeting

The Deal is being submitted to the General Meeting of Shareholders to comply with the obligation provided for in the Agreement, according to which the execution of the transaction was subject to its approval at the Company's General Meeting.

It is also worth mentioning that the acquisition of 100% of the share capital of BAC Florida Bank does not meet the criteria set forth in Article 256 of Law No. 6,404/76, since (i) the transaction does not constitute a material investment under item I of Article 256 and Article 247, sole paragraph, both of Law No. 6.404 / 76; and (ii) the acquisition price to be paid by the Company does not exceed one and a half times the higher of the three amounts provided for in item II of the heading of Article 256 of Law No. 6,404 / 76, as per Report prepared by PricewaterhouseCoopers Serviços Profissionals Ltda. (“PwC”).

3.       For the company whose control was or will be acquired:

a.       Inform name and identification

BAC Florida is an American bank, headquartered in Miami - Florida at 169 Miracle Mile R-10, Coral Gables, Florida 33134.

b.       Number of shares or membership interests of each class or type issued

BAC Florida’s share capital is currently represented by 18,875,819 common shares, divided into 221,365 Class A common shares and 18,654,454 Class B common shares, and by 20,000,000 preferred shares, divided into 10,000,000 Class A preferred shares and 10,000,000 Class B preferred shares.

c.        List all direct or indirect controlling shareholders or members of the controlling block and their equity interest in the capital stock, if they are related parties, as defined by the accounting rules that deal with this subject.

Not applicable, as the persons described above are not related parties to Bradesco.

d.       For each class or type of shares or membership interest whose control will be acquired, inform:

                             i.        Minimum, average and maximum price of each year in the markets in which they are traded in the last three (3) years

Not applicable, given that the company whose control will be acquired is not a publicly-held company.

                           ii.        Minimum, average and maximum price of each quarter in the markets in which they are traded in the last two (2) years.

Not applicable, given that the company whose control is acquired is not a publicly-held company.

                         iii.        Minimum, average and maximum price of each month, in the markets in which they are traded, in the last six (6) months.

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Not applicable, given that the company whose control is acquired is not a publicly-held company.

                          iv.        Average price in the markets in which they are traded, in the last 90 days

Not applicable, given that the company whose control will be acquired is not a publicly-held company.

                           v.        Shareholders’ Equity at market prices, if the information is available;

According to the Appraisal Report prepared by PwC, for the purpose of verifying the applicability of the provisions of Article 256 of Law No. 6,404/76, BAC Florida shareholders’ equity value at market price is US$ 205.8 million. As required by item II of Article 256 of Law No. 6,404 / 76, PwC applied the multiplier factor (1.5x) to shareholders' equity at market price, totaling US$ 308.6 million.

                          vi.        Amount of annual net income for the last two (2) fiscal years, adjusted for inflation:

Net Income - BAC Florida Bank
	US$ Million	R$ Million (1)
2017	17,362	68,795
2018	29,417	116,562

(1) Conversion to Reais using Sale Exchange Rate of May 6, 2019 in the amount of R$3.9624.

Because the earnings are in US dollars, the above amounts are historical on their respective dates and have not been monetarily restated.

As required by item II of Article 256 of Law No. 6404/76, PwC applied the multiplier factor (1.5x) over 15 times the average net income of the last two years (item c of mentioned item II), totaling US$ 526.0 million, higher than the price paid.

4.       Key terms and conditions of the deal, including:

a.          Identification of the sellers

The following companies are sellers: CAICO Investments Group Corp., Empresa de Inversiones Alcastre Limited, Valores Intercontinentales de Panama Limited, Consorcio Nuevo Laredo Limited, Consorcio Novara del Sur Limited, Sociedad Internacional Yreka, all companies incorporated under the laws of the British Virgin Islands.

b.         Total number of shares or membership interests acquired or to be acquired

Bradesco will acquire one hundred percent (100%) of BAC Florida shares through 2 steps, as described in item 1 above.

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c.          Total Price

For the acquisition of one hundred percent (100%) of BAC Florida’s share capital, Bradesco will pay, at the close of the Deal, approximately US$500 million, corresponding to approximately R$1.98 billion (May 6, 2019 – Exchange Rate R$3.96), adjusted based on BAC Florida’s tangible shareholders’ equity.

d.         Price per share or membership interest of each type or class

Considering that the shares issued by BAC Florida have different values, the acquisition price of BAC Florida was not fixed per share, but took into consideration all the shares.

For information purposes, the price per share can be calculated as US$25.14.

The price per share was calculated by redeeming, prior to the conclusion of the transaction, the 10,000,000 class A preferred shares issued by BAC Florida and the conversion of 10,000,000 class B preferred shares into 1,051,156 common shares, as per the Agreement.

e.          Payment Method

The price will be paid in US dollars and in proportion to each shareholder's interest in BAC Florida's share capital in cash (in US dollars).

The Sellers will receive the respective payment of the pro rata price on the date of conclusion of the Deal, which will occur upon completion of the conditions set forth in the Agreement.

The proportional portion of the price to be paid to minority shareholders (representing up to 1.5% of the total share capital) will be made available to them at the time of the acquisition under the corporate operation subsequent to the conclusion of the Deal.

The price will be adjusted by the positive or negative equity change in BAC Florida's Tangible Shareholders' Equity as of 12.31.2018.

f.        Conditions precedent and subsequent to which the deal is subject

The conclusion of the Deal is subject to the following main conditions:

1.       approval of the operation by Bradesco shareholders;

2.       acquisition by the Sellers of the largest possible number of shares currently held by minority shareholders of BAC Florida, so that, upon conclusion of the Deal, the Sellers deliver to Bradesco 99.5% of the common shares and, at least, 80% of the preferred shares representing the capital of BAC Florida; and

3.       approval by the following regulatory authorities:

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a.       Brazilian Central Bank;

b.       FED - Board of Governors of the Federal Reserve System (US federal regulator);

c.        FDIC - Federal Deposit Insurance Corporation (deposit guarantor);

d.       OFR - Florida Office of Financial Regulation (regulator in Florida); and

e.       FINRA - Financial Industry Regulatory Authority (securities broker regulator – BAC Florida Investments).

g.       Summary of Sellers’ Representations and Warranties

The Sellers have provided Bradesco with representations and warranties customary for deals of a similar nature as this, especially regarding: (a) authorization, powers and absence of conflicts to implement the Deal; (b) ownership of the shares of BAC Florida and the shares of the subsidiaries and no liens on such shares; (c) existence, organization and constitution of BAC and its subsidiaries, including with respect to authorizations required to carry out its activities and implement the Deal; (d) financial statements; (e) conducting activities as usual; (f) compliance with laws and statutory provisions, including anti-corruption, economic sanctions and money laundering laws; (g) intellectual property; (h) disputes; (i) loan agreements and transactions; (j) tax aspects; and (k) labor aspects.

h.         Buyer Compensation Rules

The Sellers shall indemnify Bradesco and BAC Florida and hold them harmless from any losses according to the Agreement, including the ones derived from: (i) tax aspects; (ii) breach of representations and warranties; (iii) breach of contract; and (iv) other losses arising from contingencies described in the Agreement.

According to the Company’s Management, the compensation rules are sufficient and adequate for the Deal and are in accordance with market practices.

i.           Government Approvals Required

The Deal is subject to approval by the following bodies:

a.       Brazilian Central Bank;

b.       FED - Board of Governors of the Federal Reserve System (US federal regulator);

c.        FDIC - Federal Deposit Insurance Corporation (deposit guarantor);

d.       OFR - Florida Office of Financial Regulation (regulator in Florida); and

e.       FINRA - Financial Industry Regulatory Authority (securities broker regulator – BAC Florida Investments).

j.           Guarantees granted

In addition to the representations and warranties described in item 4 (g), part of the price to be paid by Bradesco to the Sellers shall be retained in an escrow (guaranteed) account to cover any indemnification obligations of the Sellers. Insurance was purchased with coverage to indemnify Bradesco from tax issues and not disclosed by the Sellers.

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5.       Describe the purpose of the deal

The acquisition of BAC Florida will allow Bradesco to expand its activities and operations with high-income and private customers intending to invest in the US, with the possibility of offering a wide range of products and services to such customers. The operation will also allow new customers to be added to Bradesco’s portfolio, given the large number of Brazilians residing in the US who may become Bradesco group customers in that location. This transaction will also provide Bradesco with the opportunity to expand business related to corporate and institutional clients.

6.       Provide analysis of the benefits, costs and risks of the deal

Benefits: The Deal will provide expansion of financial services and products to Bradesco’s private and high-income customers through access to a full international platform for banking products, including investments, real estate credit, credit card, checking account services and investment advisory. In addition to these benefits, with the acquisition, Bradesco will expand its service offerings to multinational customers operating in the US and Latin America and will be able, through digital banking, to serve Brazilian customers living in the USA.

In addition to the US gains, with the acquisition Bradesco will expand its US and Latin American customer base for investments in banking products offered in Brazil.

Additionally, with the acquisition of BAC Florida, Bradesco will benefit from BAC Florida’s know-how, expertise and tradition in conducting business and operations in the US, which will generate, together with other elements of the operation, great synergy with Bradesco.

Costs: Fees for attorneys, financial advisors and consultants are estimated at R$36.2 million.

Risks: Risks are those inherent in the financial sector, as well as risks related to macroeconomic factors in the US. Still, there is a risk that regulators will not approve the Deal.

7.       State what costs will be incurred by the company if the deal is not approved

There will be an additional cost to that provided for in item 6 above up to US$ 30 million if the Deal is not closed within 18 months of the signing of the Agreement (5.5.2019).

8.       Describe the sources of funds for the deal

The value of the Deal will be paid with Bradesco’s own funds.

9.       Describe the managers’ plans for the company whose control was or will be acquired

Bradesco intends to maintain the management of BAC Florida and conduct its business in the same way it has been operating, with the objective of expanding the offer of banking products and services in the US, including by adding new customers, especially Brazilian customers.

Once the Deal is concluded, Bradesco will control BAC Florida and its subsidiaries, pursuant to Article 116 of Law No. 6.404/76, by exercising the voting right corresponding to the equity interest acquired under the Deal, without any forecast or need to enter into a shareholders’ agreement.

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10.    Provide a justified statement of the directors recommending approval of the deal

The Company’s management recommends the approval of the operation since, upon its implementation, Bradesco will take over all operations of BAC Florida Bank and, as such, will be able to expand the US investment offer to its high-income (Prime) and Private Bank customers, as well as offering other banking services in the US market, such as checking account, credit card and real estate financing. This transaction will also provide Bradesco with the opportunity to expand business related to corporate and institutional clients.

11.    Describe any existing, even if indirect, relationship between:

a.       Any of the sellers or the company whose control has been or will be disposed of; and

Not applicable.

b.       Parties related to the company, as defined by the accounting rules that deal with this subject.

Not applicable.

12.    Inform details of any business conducted in the last two (2) years by parties related to the company, as defined by the accounting rules dealing with this matter, with equity interests or other securities or debt securities of the company whose control was or will be acquired

In the last two (2) years, no deals by Bradesco-related parties have been conducted with equity interests or other securities or bonds issued by BAC Florida.

13.    Provide a copy of all studies and appraisal reports, prepared by the Company or by third parties, which subsidized the negotiation of the acquisition price

The Appraisal Reports prepared by PwC are part of the information made available to the shareholders, and are being disclosed, on this date, on the website of CVM (www.cvm.gov.br), in the category “Economic-Financial Data” - “Appraisal Report”; and on Bradesco’s website (www.bradesco.com.br/ri - Corporate Governance - Shareholders - Appraisal Report concerning the Special Shareholders’ Meeting of August 30, 2019, at 10:20am), pursuant to Official Letter-Circular/CVM/SEP/No. 03/2019. Mentioned Appraisal Reports were prepared solely for the purpose of ensuring the utmost transparency to the shareholders regarding (i) the value of BAC Florida; and (ii) the reasons why the provisions of Article 256 of Law No. 6,404/76 are not applicable to the acquisition of 100% of the share capital of BAC Florida.

14.    In relation to third parties who have prepared studies or appraisal reports

a.       Enter name

PricewaterhouseCoopers Serviços Profissionais Ltda.

b.       Describe qualification

PwC operates as an international network of separate and independent firms that work seamlessly in providing tax, corporate and audit advisory services. The firms that make up the global network are present in 158 countries and bring together over 250,000 employees and partners worldwide.

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c.        Describe how they were selected

PwC’s selection was based on its extensive experience and technical ability in preparing similar reports.

d.       State if they are parties related to the company, as defined by the accounting rules that deal with this subject

PwC is not related to Bradesco.

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Exhibit 21 - required by Article 21 of CVM Instruction No. 481, of December 17, 2009

Appraiser Information

1.       List the appraisers recommended by the management

       PricewaterhouseCoopers Serviços Profissionais Ltda. (“PwC”).

2.       Describe the qualification of the recommended appraisers

       PwC operates as an international network of separate and independent firms that work seamlessly in providing tax, corporate and audit advisory services. The firms that make up the global network are present in 158 countries and bring together over 250,000 employees and partners worldwide.

3.       Provide a copy of work proposals and compensation of the recommended appraisers

       In order to see the PwC proposals, please check the websites of Bradesco (banco.bradesco/ri), B3 S.A. - Brasil, Bolsa, Balcão (http://www.b3.com.br/pt_br/produtos-e-servicos/negociacao/renda-variavel/empresas-listadas.htm) and of CVM (http://cvmweb.cvm.gov.br/SWB/Sistemas/SCW/CPublica/CiaAb/FormBuscaCiaAb.aspx?TipoConsult=c).

4.       Describe any material relationship in place within the last three (3) years between the recommended appraisers and parties related to the company, as defined by the accounting rules that address this matter

       PwC is not a related party to Bradesco and there has been no material relationship in the last three (3) years.

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Proxy Template

By this proxy instrument, [NAME OF SHAREHOLDER], [NATIONALITY], [MARITAL STATUS], [PROFESSION], ID No. ........................ /[ISSUER], Individual Taxpayers’ No. ............................, with address at [FULL ADDRESS], appoints as its proxy Mr. [NAME OF PROXY], [NATIONALITY] [MARITAL STATUS], [PROFESSION], ID No. ........................ /[ISSUER] Individual Taxpayers’ No. ..........................., with address at [FULL ADDRESS], with specific powers to represent him, as shareholder of Banco Bradesco S.A. (BRADESCO), at the Special Shareholders’ Meeting of the Company to be held on August 30, 2019, at 10:20am, at the head office, Núcleo Cidade de Deus, Vila Yara, Osasco, SP, Salão Nobre, 5º andar, Prédio Vermelho, exercising voting rights as holder of common shares issued by said BRADESCO, with the power to submit proposals, examine, discuss and vote on the matters that will be submitted to the resolution of the said Meeting. The proxy hereby appointed may also sign minutes, books, papers, terms and more, as necessary, for the proper and faithful fulfillment of this proxy and shall exercise the powers granted to them, observing the limits imposed by the legislation in force and the agenda of the matters listed in the call notice, in accordance with the guidance below:

1)     to ratify the decision to acquire one hundred percent (100%) of the share capital of BAC Florida Bank; and

☐ in favor ☐ against ☐ abstain

2)     to ratify the appointment of PricewaterhouseCoopers Serviços Profissionais Ltda., hired by the management to prepare the Appraisal Reports of BAC Florida Bank.

☐ in favor ☐ against ☐ abstain

[City, State] ............ ........., 2019

_______________________________

[shareholder name]

(notarized signature)

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Excellence and trust

Proposal for rendering professional services
July/2019
Confidential

pwc

bradesco

July 17th, 2019

Attention:

To
Banco Bradesco S.A.
Osasco - SP

Dear Sirs,

Following our recent discussions, PricewaterhouseCoopers Serviços Profissionais Ltda. ("PwC" – a company located at Avenida Francisco Matarazzo, 1.400, Torre Torini, Água Branca, inscrita no CNPJ/MF sob o nº 02.646.397/0001-19), is pleased to present this proposal to assist Banco Bradesco S.A. ("Bradesco" or "Client") in certain supporting analysis related with the acquisition of BAC Florida Bank ("BAC" or "Company").

The scope, fees, limitations of responsibility and other conditions of our work are described in the following sections of this proposal.

We are pleased to have the opportunity of presenting our services and we would greatly welcome the chance of working with you.

Regards,

PricewaterhouseCoopers Serviços Profissionais Ltda.

This document does not constitute a formal report which will be issued in Portuguese only. This document was developed with the exclusive objective of facilitating the understanding of non-Portuguese speaking executives and/or shareholders of Bradesco of the contents of the Portuguese report.

PricewaterhouseCoopers serviços Profissionais Ltda. Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil 05001-903, Caixa Postal 61005 T: +55 (11) 3674 2000, www.pwc.com.br

Content

Background 5

Scope, Objective and Approach 7

Timeline 9

Team 11

Fees and Expenses 13

Terms & Conditions 15

3

Background

Bradesco is a Brazilian bank founded on March 10, 1943 in the city of Marília, São Paulo, and is considered one of the largest banking and financial institutions in Brazil. It is headquartered in the city of Osasco, in the metropolitan region of São Paulo, at Companhia Cidade de Deus.

Bradesco operates in insurance, pension plans, capitalization, credit card services, investment banking, retail, among others. It has branches servicing the entire Brazilian territory, as well as online channels through internet banking.

According to financial information released in the first quarter of 2019, Bradesco has (i) R $ 1.4 trillion of assets, (ii) approximately 71.7 million customers, (iii) 9,363 branches and service stations, and (iv) R $ 270.3 billion in market value.

In 2019, Bradesco acquired BAC Florida Bank, a Florida-based company in the United States that provides services and financing for high-income individuals, resident or not in the United States. Among your main products or services are: real estate loans, private banking and wealth management, among others ("Transaction").

Banco Bradesco S.A.
PwC
5

Scope, Objective and Approach

In this context, management of Bradesco (*Management") has requested PwC proposal to assist in the scope presented in this session.

Our work includes the following activities:

Item I:

Relevance of the purchase price calculation, pursuant to Article 247 of Law 6404/76 ("Art. 247"):

a) Calculation of the indicator that relates the price paid by BAC to Bradesco's consolidated shareholders' equity;

b) Calculation of the indicator that relates the price paid by BAC added to total interest of other Bradesco's subsidiaries with Bradesco's consolidated shareholders' equity.

Item II:

Calculation of the ratio between the BAC acquisition price with 1.5x the maximum resulting value between the following points:

a) BAC's Market quotation;

b) Shareholders' equity at market value based on information available in BAC's audited financial statements;

c) Average net income from the last two years prior to the Transaction multiplied by 15

The execution of the activities previously described should support in the conclusion on, from the perspective of Art. 256, the need to call a Shareholders' General Meeting to deliberate on the Transaction; and the possible applicability of the right of shareholders to withdraw from Bradesco, through reimbursement of the value of their shares.

The work to be performed is exclusively intended to support Management on its internal analyzes regarding to Company's value, therefore our report may be made available to Bradesco's shareholders aiming to accomplishing with Art.256 requirements. Any decision on the need of vocation to a Shareholders' General Meeting and/or the applicability of the shareholders' right of withdrawal shall be the sole responsibility of Management.

Accordingly, it is the Client's responsibility to formally inform shareholders ("Users") about the use restrictions of the report and confidentiality conditions set forth in this Proposal, as described in the Limitations of Responsibility section. The access to our report by regulatory agencies is previously authorized within the aforementioned context.

Banco Bradesco S.A.
PwC
7

Timeline

The starting date of our work will be defined in conjunction with Client and in accordance to our availability at the date of the approval of this engagement letter. Based on our experience, we estimate the time to complete the activities previously described to be approximately 2 weeks, as from the receipt of most part of the requested information.

In order to comply with the timeframe and cost herein established we will need to have full cooperation from Management in granting us access to and understanding of the historical results, management reports and of short and long term operational projections. It may also be necessary for part of our work to be carried out at Bradesco and/or BAC facilities.

Banco Bradesco S.A.
PwC

Team

The assignment will be conducted by a team of valuation specialists in Brazil, under the overall leadership of a partner or director.

Staff will be allocated based on the fit of the professionals to the assignment and on the availability of personnel at the date of approval of this proposal, observing the independence of the professionals involved. Client will be assured during the execution of this assignment the exclusivity of the staff for the development of this type of service in its industry segment, in situations where a potential conflict of interest may exist.

This allocation procedure and the use of “Ethical Walls” between professionals and teams allocated to different assignments avoid situations of conflicts of interest.

Client shall appoint a member of its administrative team to supervise and monitor the performance of the work during the term of the assignment, and this person shall be the main contact with PwC.

Banco Bradesco S.A.
PwC
11

Fees and Expenses

Our fees are estimated based on the time expected to be incurred to perform the proposed work. Based on our previous experience, we estimate our fees to be R$ 80.000,00 (eighty thousand Reais).

The fees presented are net of taxes and, therefore, the applicable taxes (PIS, Cofins and ISS, including ISS retained at the Client's municipality, if applicable) will be added to the amount of fees, when the invoice is issued.

Our fees will be billed in three instalments: the first, upon your approval of this engagement letter, will be equivalent to 50% of the total estimated fees. The second, equivalent to 25% of the total estimated fees, will be charged 30 days after the approval of this engagement letter. The balance will be billed upon the submission to you of the draft version of our report.

Client will pay our invoices on the agreed due date. In the event of late or non-payment, Client, by law, shall be considered to be in default, and the outstanding balance shall accrue a fine of 2% (two per cent) plus interest on arrears of 1% (one per cent) per month plus monetary adjustment on a "pro rata diem" basis, based on the General Market Price Index (IGP-M) published by the Getulio Vargas Foundation (FGV). A delay in payment will further allow PwC, at is discretion and without prejudice to the possibility of termination of the current contract, to interrupt the provision of the services until the payment is settled, through express communication to Client, and such situation will not give rise to any claim by Client regarding the due dates for the contracted services, which will be postponed for as many days as the payment delay mentioned herein

We emphasize that:

- In the case of changes in data or information supplied to us or other situations that are not under the responsibility of our team, and which result in material re-work, you agree to discuss with us the payment of additional fees.
- Our work does not include performing updates after the assumptions have been defined and processed in the valuation models and a draft report issued. In the case of a similar need, we will charge additional fees.
- Our work finishes once the report already discussed with Client is issued. In the case Management requests us to further explain our work or present our report to other executives of Client's organization, we will discuss with you the invoice of additional fees.

Expenses incurred in the development of our work such as transportation, travel, lodging, meals, printing and communications will be charged separately, at cost.

It is understood that any change in the current Brazilian economic or legal condition that results in a significant impact on the purchase power of the fees will be subject to discussions with you in order to keep the economic balance of this engagement letter

Banco Bradesco S.A.
PwC
13

Terms & Conditions

Use of the Report, Responsibilities and Indemnifications

Our report will be issued for the exclusive use by Management in connection with the aforementioned objective described in sections “Background” and “Scope and Objective”. Therefore, (i) our work (including analysis, results, conclusions, reports and any other information) shall not be used for any other purpose; and (ii) our report shall not be published, circulated, reproduced, or divulged to any other third party without our written consent, which we may, at our discretion, grant, withhold, or grant subject to conditions. In the case that we grant access to our report to a third party, we will always request that (i) such third party sign a hold harmless letter to PwC before having access to our report (it is agreed that the terms of such letter are to be determined exclusively by PwC); and (ii) that the final report be disclosed in full. The access to our reports by Users and regulatory agencies is authorized, within the context described in the section “Scope, Objective and Approach” of this proposal.

Except with our formal authorization, we will not allow our report to be used for any other objective. Additionally, PwC will not assume any responsibility before any third party with respect to the work performed and report issued in connection with this engagement letter. Therefore, Client agrees to fully indemnify and hold harmless PwC and any other firm of the PwC network of firms, its employees and partners from any responsibility for any complain, liability, loss and expense claimed by third parties and related to the services defined in this proposal.

Specifically, our Report shall not be disclosed or referred to the public (in whole or in part) through advertising, news or media not related to communication with investors in connection with the Transaction and work in connection with the compliance with Art. 256.

Non-granting of access to third parties does not apply to circumstances in which access is required pursuant to a valid legal ruling or administrative or regulatory order, only to the extent required, and provided that the Client, if not legally hindered, has previously notified the receipt of such order in writing to PwC, so that PwC, at its discretion, can file the applicable protective measures it deems appropriate to prevent such access.

Draft reports and preliminary presentations will be issued for discussion purposes only and should not be considered as final documents. Therefore, they should not be used for any purpose other than for discussions between PwC and Management as they may suffer significant changes. Valid results of our work will be expressed only in our final signed report.

Before the delivery of our final report, we will request Management to confirm in writing the main information supplied, including that Management is not aware of any fact or information that was not included in our draft report and which could significantly affect our conclusions.

Should we become aware, at any time, of any fact or information that had not been supplied to us before the issuance of our final report; we reserve the right to review the calculations, the results and our conclusions. We do not assume any responsibility to update our report due to the occurrence of events or circumstances after the date of its issuance.

Banco Bradesco S.A.
PwC
15

We do not assume any responsibility for losses to the Company, their subsidiaries or related entities, their shareholders (direct or indirect), officers, directors, employees or to any other party as a consequence of (i) our use of the information provided to us by Management or obtained from other sources, or (ii) the publication, reproduction, disclosure or use of our drafts or final reports, or of the data contained thereon, in a manner contrary to the provisions in the preceding paragraphs.

Client agrees and recognizes that it is responsible for all the administrative activities and decisions related to its business, including the review and acceptance of the scope herein proposed to meet its needs and expectations.

Client shall be responsible for: (a) delays in providing the documents and information required for the full performance of our work and in meeting the deadlines agreed, provided herein or established in law; and (b) provision of inaccurate, incomplete, false or fraudulent information that give rise to improper or inaccurate performance of our work.

PwC shall be liable for any losses or damages to the Client, whether contractual and/or non-contractual, resulting from proven acts or omissions by PwC, up to the fees agreed and effectively received from the Client, as defined in this engagement letter. Such limitation does not apply to losses arising from malicious acts or fraud, duly evidenced, or involving matters of a labor, social security, tax or environmental nature, arising from facts that are the sole responsibility of PwC and/or its employees. When these losses exceed the total amount above, they shall be determined in a specific legal proceeding and reimbursed based on the final judicial decision rendered.

PwC shall be held liable for direct damages only, and shall not be liable for any indirect or incidental losses or damages and for any consequential, indirect, punitive, exemplary or special damages. Moreover, PwC will not have any responsibility, in relation to the Client, arising from or related to third-party software, information or material selected or supplied by Client to PwC.

Scope Limitations

During the development of our work, we relied on data, audited or not, provided to us either verbally or in writing by Management, Company or obtained from specific sources. Therefore, we are not be able to express, and we are not expressing an opinion on data and information included in our Report.

The role of PwC under this letter is and shall be only of an advisor so PwC shall not issue any audit opinion, attestation or any other type of assurance, and will not review or verify information and documents provided by the Client to ascertain their accuracy. Accordingly, all documents and information received by PwC from the Client shall always be considered valid, complete and true by PwC.

Likewise, as our work will not include due diligence procedures, it will not take into consideration any type of contingency, overprovided or off-balance sheet asset or liability, which is not formally informed to us or not recorded in the Company' balance sheet of the base date of our work. Consequently, the results of our work will not consider their effect, if any.

Our work does not include a conclusion or opinion about the Company's accounting records. In order to define its accounting records, Management shall consult with its auditors. The preparation and release of information to third parties is Management responsibility. Our work does not include preparation of financial reports, notes or any type of disclosure to third parties.

Banco Bradesco S.A.
PwC
16

Confidentiality

Due to the nature of our engagement, and as agreed upon herein, PwC and Client, by themselves and by their representatives, undertake not to disclose, reveal, copy, use or bring to the attention of third parties that are alien to this engagement, holding in strictest confidence during the term of this Agreement and for five years from its termination, all confidential and proprietary information ("Confidential Information") on the party disclosing it ("Disclosing Party"), that they may become aware of or have access to, or that is entrusted to them during the term of this Agreement.

The Receiving Party of the Confidential Information ("Receiving Party") shall adopt the same protection measures used to protect its own confidential information to ensure that the other party's information be held in strictest secrecy and confidence.

The provisions and obligations established in this clause shall not be applied to information that: (a) is or becomes public domain for reasons other than the breach of confidentiality described herein; (b) already is in the possession of the Receiving Party as a result of its own research or development; (c) has been lawfully received from third parties and that, as the Receiving Party is aware of, has not been obtained in breach of any agreement; (d) is disclosed in connection with a valid government, judicial or regulatory order, only to the extent of such order, provided that the Receiving Party, if not legally impeded, has notified the Disclosing Party previously and in writing of such order, so that the latter, at its own discretion, can seek a reasonable remedy; and (e) its disclosure be mandatory under Laws 9,613/98 and 12,683/12, which address crimes for laundering or concealing assets, rights or valuables and other covenants.

To the extent it is needed for the execution of the services contracted or for internal and administrative purposes, the confidential information, as well as the execution of the services, may be shared with and/or provided in conjunction with PwC Network, while maintaining its confidentiality. This information may also be processed and used in PwC Network applications that may be hosted or operated by third parties who have committed to confidentiality and security. PwC shall be the only and exclusive party responsible for the integrity of the Confidential Information provided to it, and the services, even with regard to those that were eventually executed by the PwC Network and you agree, herein, that any proceeding shall be filed against PwC, and not against any of the other firms of the PwC Network, their partners, officers and/or employees.

Labor responsibility

The personnel assigned to perform the services established herein shall not have any employment or any other type of relationship with the Client, and PwC shall be their sole employer. Upon receiving service of process related to any proceeding whose responsibility is attributed to PwC under the terms established herein, the Client agrees to communicate such fact immediately to PwC, so as to allow the substitution of the Client in the litigation concerned. In the event such substitution cannot be made, PwC shall undertake the defense on behalf of the Client until the final court decision is handed down, PwC being held liable for the payment of indemnities, costs and expenses the Client may be sentenced to pay, as evidenced in supporting documents.

Banco Bradesco S.A.
PwC
17

Social responsibility

The parties of this Proposal commit: (a) not to exploit any kind of direct child labor and to avoid, in all possible ways, the contracting and/or acquisition of products and/or services of individuals or businesses which exploit, directly or indirectly, child labor in any manner and location; (b) not to exploit any kind of forced labor, or work similar to slavery, as well as not to contract or acquire, or even benefit from, any kind of forced labor, or work similar to slavery; and (c) to adopt appropriate measures to prevent, contain and reduce the significant environmental impacts which activities developed under this Agreement might produce.

The parties state that they are aware of the terms of the Brazilian anti-corruption and anti-bribery laws, including, but not limited to, Law 12,846/2013, and that they adopt the necessary measures, in accordance with the best commercial practices, in an ethical manner and pursuant to the applicable legal provisions, to prevent any fraudulent activity performed by them (including their directors, officers and employees) and/or any suppliers, agents, contractors, subcontractors and/or their employees in relation to the receipt of any funds from their suppliers or service providers. In the event that one of the Patties identify any situation that could affect its relation with the other party, it will inform the other party immediately and take the necessary measures.

The parties irrevocably and irreversibly declare to each other that their directors, officers and employees are fully aware of and comply with the laws, regulations and normative provisions dealing with the fight against corruption and bribery, domestic or foreign, in what they are entitled to. applicable ("Anti-Corruption Rules") and that its service providers, including their subcontractors and legally constituted agents, comply, in respect of the subject matter of this contracting, with full Anti-Corruption Rules.

The parties mutually guarantee that they will refrain from any misconduct, irregular or illegal conduct, and that they will not take any action, on behalf of the other and / or will not perform any act that favors, directly or indirectly, each other or any of the companies in their respective economic conglomerates, contrary to the Anti-Corruption Rules.

The Parties assure each other that they have anti-corruption policies, processes and procedures in accordance with the laws, regulations and regulatory provisions dealing with the fight against corruption and bribery, domestic or foreign, applicable to each Party, and that, as far as to the best of their knowledge, they are complied with by their directors, officers, employees and service providers, including their subcontractors and legal representatives constituted in what relates to the subject matter of this contract.

If either party becomes involved in any situation related to corruption or bribery, as a result of action taken by the other party or its directors, officers, employees and service providers, including their legally constituted subcontractors and agents, as required by In relation to the subject matter of this contract, the party causing such a situation undertakes to assume the respective burden, including the presentation of documents that may assist the other party in its defense.

Banco Bradesco S.A.
PwC
18

Other conditions

The Client authorizes PwC to subcontract part of the services under its only and exclusive responsibility. PwC shall be liable for the burden that may result from a possible subcontracting, including, but not limited to, compliance with the levels of services, quality of the services and materials prepared, charges, labor, social security or tax duties, accidents of any nature and possible damages that can be proved that were made by the subcontracted parties.

During the term of this Agreement and for 2 (two) years after its termination, the parties will be forbidden to hire the employees or representatives who are directly involved in the services described in this letter, the breaching party being subject to the payment of a contractual fine corresponding to 50% (fifty per cent) of the total amount to be paid to the related employee and/or representative by the new company for 12 (twelve) months as from their engagement. This prohibition shall not apply in the event the hiring is made after a prior agreement has been reached between the parties or as a result of a professional's answer to an employment advertisement published in the media, as properly proved.

It is forbidden the assignment or transfer of rights and obligations arising from this engagement letter to any third party, without express prior authorization by the other party.

No term herein included may be understood or interpreted as a license for the use of any of the brands owned by the parties. The use, by on the parties, of any brand of the other party, as well as the respective form of use and disclosure, in advertising or promotional materials, or any other means of disclosure, including through the internet, regardless of purpose, shall be subject to the authorization in writing of the party whose brand the other party intends to use.

PwC may make reference to the achievement of the services, including a brief description of its scope and the use of tombstones in our newsletters and publications and in conversations and proposals to third parties regarding service opportunities, as well as requesting provision of services attestation of technical capacity stating, if so, meaning, which is the rendering of our total or partial service has been satisfactorily delivered.

This Proposal is signed on a non-exclusive basis. Accordingly, PwC may be contracted to provide the services included in this Proposal to third parties.

The tolerance of any of the parties in exercising any of its rights pursuant to this Agreement shall not be considered a waiver or novation, and shall not affect the subsequent exercise of such rights. Any waiver will only be effective if specifically granted in writing. In the event any of the terms or provisions of this Letter are declared null or not applicable, such nullity or unenforceability shall not affect the remainder of the Letter, which will remain effectively, as if such provisions had never been incorporated.

This engagement binds the parties, as well as any of their successors, to comply with the obligations hereby agreed; upon non-compliance an extrajudicial bill of collection may be issued, as established by the Brazilian Code of Civil Process.

Banco Bradesco S.A.
PwC
19

Provided that the legal and professional standards related to the non-disclosure of information are complied with, by accepting the terms and conditions hereby stated, you are also authorizing PwC (i) to make reference to your name as a client of PricewaterhouseCoopers and (ii) to make reference, in general terms, to the work provided under the terms and conditions of this engagement in advertising materials, declarations of professional experience and proposals to be presented to other companies and in recruitment and selection materials.

This Agreement may be terminated at any time, regardless of court or out-of-court notification, through a written notice, and the other party will have no right to claim or indemnity in the events of: (a) nonperformance of any article or condition stated in this letter, provided that it has not been remedied within 10 (ten) business days after the written communication by the other party; (b) court or out-of-court liquidation; (c) filing for or being forced into court or out-of-court reorganization, filing or having bankruptcy ordered or ratified and reversal of bankruptcy recovery proceedings into bankruptcy; (d) unenforceability of the contracted subject as a result of a superseding rule or law; (e) occurrence of duly proven fortuitous or force majeure events, in accordance with the provisions of article 393 of the Brazilian Civil Code; and. The termination or renunciation of this agreement, for whatever reason, will not exempt you from paying the portion of the services that PwC has performed up to the date of termination or renunciation.

Any dispute somehow related to the services or to this Letter shall be resolved directly by the parties, through their direct managers. If this matter is not solved in up to 30 (thirty) days, it should be submitted to the hierarchical superior of each party, and, if the resolution is not possible within 15 (fifteen) days as from the submission to the superiors, both parties may, according to exclusive criterion, act as deemed necessary and applicable. The parties hereto elect the Court of São Paulo/SP to solve any dispute arising out of this engagement letter, excluding any other, as privileged as it is or may be.

It is forbidden the assignment or transfer of rights and obligations arising from this engagement letter to any third party, without express prior authorization by the other party.

This Proposal reflects the entire agreement between us relating to the services covered by this Proposal. It replaces and supersedes any previous proposals, correspondence and understandings, whether written or oral. The agreements of Client and PwC contained in this Proposal shall survive the completion or termination of this engagement and any change in its terms shall be agreed to in a related amendment entered into by the parties.

Banco Bradesco S.A.
PwC
20

PwC Brazil Offices

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Banco Bradesco S.A.
PwC
21

PwC Brasil @PwCBrasil @PwCBrasil PwC Brasil PwC Brasil

In this document, “PwC” refers to PricewaterhouseCoopers Serviços Profissionais Ltda., which is a member firm of the PricewaterhouseCoopers network or, as the context requires, to the network itself.

Each member firm is a separate and independent legal entity. For further information about the PwC network refer to: www.pwc.com/structure

© 2019 PricewaterhouseCoopers Serviços Profissionais Ltda. All rights reserved.

Corporate Finance

Banco Bradesco S.A.

Article 256 of Law 6.404/76 - Compliance Procedure

July 2019
Strictly Private and Confidential

pwc

Contents | Introduction | Company | Article 256 | Final Considerations | Appendix

To
Banco Bradesco S.A.
Osasco - SP

July 29th, 2019

Attention:

Dear Sirs,

PricewaterhouseCoopers Serviços Profissionais Ltda. ("PwC" or "We") is pleased to present our report ("Report") addressing results and main considerations related to the activities defined in the proposal of services dated July 17th, 2019 ("Proposal"), related to the analysis of article 256 of Law 6,404/76 ("Art. 256") in the context of the acquisition of BAC Florida Bank ("BAC", "Bank" or "Company") by Banco Bradesco S.A. ("Bradesco" or "Client").

This Report has been structured on the basis of information provided by Bradesco's management ("Management") and includes scope, objective, methodology, assumptions, results of our work among other information.

We remain available for any further clarification that may be required.

Regards,

PricewaterhouseCoopers Serviços Profissionais Ltda.

This document does not constitute a formal report which will be issued in Portuguese only. This document was developed with the exclusive objective of facilitating the understanding of non-Portuguese speaking executives and/or shareholders of Bradesco of the contents of the Portuguese report.

PricewaterhouseCoopers Serviços Profissionais Ltda.
Avenida Francisco Matarazzo, 1400, Torre Torino
São Paulo - SP – Brasil
CEP: 05001-100
T: +55 (11) 3674-2000
F: +55 (11) 3674-2000

Banco Bradesco S.A.
PwC
Strictly private and confidential
July 2019
2

Contents | Introduction | Company | Article 256 | Final Considerations | Appendix

Contents

Introduction	4
The Company	7
Analyses – Article 256 of Law 6.404/76	10
Final Considerations	14
Appendix	16

Banco Bradesco S.A.
PwC
Strictly private and confidential
July 2019
3

Contents | Introduction | Company | Article 256 | Final Considerations | Appendix

Introduction

Banco Bradesco S.A.
PwC
Strictly private and confidential
July 2019
4

Contents | Introduction | Company | Article 256 | Final Considerations | Appendix

Introduction

Background

Bradesco is a Brazilian bank founded on March 10, 1943 in the city of Marília, São Paulo, and is considered one of the largest banking and financial institutions in Brazil. It is headquartered in the city of Osasco, in the metropolitan region of São Paulo, at Companhia Cidade de Deus.

Bradesco operates in insurance, pension plans, capitalization, credit card services, investment banking, retail, among others. It has branches servicing the entire Brazilian territory, as well as online channels through internet banking.

On May 5, 2019, Bradesco acquired BAC Florida Bank's shares for US$ 500 million ("Transaction"). It is noteworthy that the closing of the Transaction is subject to the approval of the competent Brazilian and North American regulatory agencies and to the fulfillment of legal formalities.

BAC is headquartered in Miami, FL, where it has been operating in the US banking industry for over 45 years and has approximately 10,000 clients. The Company provides financial services and financing to companies and high-income individuals, whether or not resident in the United States. Its main products and services include: (i) Real Estate Credit, (ii) Private Banking & Wealth Management, (iii) Corporate & Institutional Banking, and (iv) Retail Banking.

Scope and Objective

PwC was engaged to advise on the execution of the procedures defined in items I and II of Art. 256.

Our work comprised the following activities:

Item I:

Relevance of the purchase price calculation, pursuant to Article 247 of Law 6404/76 ("Art. 247"):

a) Calculation of the indicator that relates the price paid by BAC to Bradesco's consolidated shareholders' equity;

b) Calculation of the indicator that relates the price paid by BAC added by total investment in other Bradesco's subsidiaries, with Bradesco's consolidated shareholders' equity.

Item II:

Calculation of the ratio between the BAC acquisition price with 1,5x the maximum value among the following items:

a) BAC's Market quotation;

b) Shareholders' equity at market value based on information available at BAC's audited financial statements;

c) Average net income from the last two years prior to the Transaction multiplied by 15.

In this context, from the perspective of Art. 256, the Report analyzes:
(i) the need to call a Shareholders' General Meeting to deliberate on the Transaction; and (ii) the right of shareholders to withdraw from Bradesco, through reimbursement of the value of their shares.

Banco Bradesco S.A.
PwC
Strictly private and confidential
July 2019
5

Contents | Introduction | Company | Article 256 | Final Considerations | Appendix

Introduction (cont.)

Terms and Conditions

Use of the Report

Our work was developed exclusively in connection with the aforementioned objective described in sections “Background” and “Scope and Objective”. Therefore, (i) our work (including analysis, results, conclusions, reports and any other information) shall not be used for any other purpose; and (ii) our Report shall not be published, circulated, reproduced, or divulged to any other third party without our written consent, which we may, at our discretion, grant, withhold, or grant subject to conditions. In the case that we grant access to our Report to a third party, we will always request that (i) such third party sign a hold harmless letter to PwC before having access to our Report (it is agreed that the terms of such letter are to be determined exclusively by PwC); and (ii) that the final Report be disclosed in full. The access to our Report by Client’s shareholders and regulatory agencies is previously authorized within the context of complying with Article 256.

Except with our formal authorization, we will not allow our report to be used for any other objective.

Any decision related to the need of calling a Shareholders' General Meeting and/or the applicability of the shareholders' right to withdraw from Bradesco shall be the sole responsibility of Management.

We do not assume any responsibility for losses caused to the Client, its subsidiaries or related entities, shareholders (direct or indirect), officers, directors, employees or to any other party as a consequence of our use of the information provided to us by Client or obtained from other sources, or the publication, reproduction, disclosure or use of our drafts or final reports, or of the data contained thereon, in a manner contrary to the provisions in the preceding paragraphs.

Draft reports and preliminary presentations are issued for discussion purposes only and should not be considered as final documents. Therefore, they should not be used for any purpose other than for discussions between PwC and Client as they may suffer significant changes. Valid results of our work are expressed only in our final signed report.

Scope Limitations

During the development of our work, we relied on data, audited or not, provided to us either verbally or in writing by Management, Company or obtained from specific sources. Therefore, we are not be able to express, and we are not expressing an opinion on data and information included in our Report.

Likewise, as our work does not include due diligence procedures, it does not take into consideration any type of contingency, overprovided or off-balance sheet asset or liability, which is not formally informed to us or recorded in the Company’ balance sheet of the base date of our work. Consequently, the results of our work does not consider their effect, if any.

Our work does not include a conclusion or opinion about accounting records. In order to define its accounting records, Management shall consult with its auditors. The preparation and release of information to third parties is Management responsibility. Our work does not include preparation of financial reports, notes or any type of disclosure to third parties.

Banco Bradesco S.A.
PwC
Strictly private and confidential
July 2019
6

Contents | Introduction | Company | Article 256 | Final Considerations | Appendix

The Company

Banco Bradesco S.A.
PwC
Strictly private and confidential
July 2019
7

Contents | Introduction | Company | Article 256 | Final Considerations | Appendix

The Company

BAC's General Description

BAC is headquartered in Miami, FL, where it has been active for over 45 years in the American banking sector, with roughly 10 thousand clients. The bank's focus lies on the provision of financial services and real estate financing to high-income individuals, whether residents of the United States or not.

BAC's service lines are: (i) Real Estate Credit; (ii) Private Banking & Wealth Management; (iii) Corporate & Institutional Banking and (iv) Retail.

Real Estate Credit

Real estate financing is BAC's main credit operation and has the following characteristics:

- Diversified real estate loan portfolio with clients from Florida, New York, Boston, Texas, Nicaragua, Panama and Brazil; among others
- Non-resident Brazilians account represents 22% of the real estate loan portfolio; and
- Cross-selling with Private Banking and Wealth Management operations.

Private Banking & Wealth Management

The bank´s management segment for high-income clients has the following characteristics:

- Diversified portfolio with clients outside the US, mainly from Latin America;
- Through its Broker Dealer, it provides investment solutions; and
- Cross-selling with clients in the real estate loan segment.

Corporate & Institutional Banking

The bank's segment attends companies and institutional clients and presents the following characteristics:

- Provides loans, cash management and investment services through its Broker Dealer;
- Focus on Trade Finance operation;
- Diversified portfolio with US and foreign companies, mainly in Latin America; and
- Cross-selling with private banking clients.

Retail

BAC's retail segment offers financial services such as deposits, investments and checking accounts:

- My eBanc digital platform; and
- Attends customers from different generations and states, with increasing loyalty.

Banco Bradesco S.A.
PwC

Strictly private and confidential

July 2019
8

Contents | Introduction | Company | Article 256 | Final Considerations | Appendix

Company Context

Highlights from 2018 operations

Total Assets
US$ 2,2 billion

Shareholders' Equity
US$ 206 million

Deposits
US$ 1,8 billion

Net Income
US$ 29 million

13,2%
- Basel Index (%)

15,3%
- ROAE (%)

1,4%
- ROAA (%)

Banco Bradesco S.A.
PwC
Strictly private and confidential
July 2019
9

Contents | Introduction | Company | Article 256 | Final Considerations | Appendix

Analyses – Article 256 of Law 6.404/76

Banco Bradesco S.A.
PwC
Strictly private and confidential
July 2019
10

Contents | Introduction | Company | Article 256 | Final Considerations | Appendix

Analyses – Article 256 of Law 6.404/76

Technical procedures (free translation of the law)

Art. 256 defines that:

"The purchase by a publicly held corporation of the control of any commercial firm shall be subject to the approval of a general meeting of the purchaser, which shall be specially convened, whenever:

Item I

I. *The purchase price constitutes a* ***relevant*** *investment (Art. 247, sole paragraph) for the purchaser..."*

From Art. 247, single paragraph, the investment is considered as **relevant** if:

a) *"in each affiliated or controlled company, if its book value is equal to or greater than ten per cent of the net worth of the corporation;*

b) *in the group of affiliated and controlled companies, if their book value is equal to or greater than fifteen per cent of the net worth of the corporation."*

Item II

II. *"The average price of each share or quota exceeds one and a half times the greatest of the following three values:*

a) *the average quotation of the shares on the stock exchange or on the organized over-the-counter market during the ninety days prior to the contracting date (article 254, sole paragraph);*

b) *the net value (article 248) of each share or quota, the assets and liabilities having been valued at market prices (article 183, paragraph 1);*

c) *the net profit of each share or quota, which may not exceed fifteen times the annual net profit per share (article 187, item VII) during the last two fiscal years, monetarily adjusted."*

Regarding item a) of Item II, the average quotation analysis is not applicable, once BAC is not a public company traded on the stock market or over-the-counter market.

Banco Bradesco S.A.
PwC
Strictly private and confidential
July 2019
11

Contents | Introduction | Company | Article 256 | Final Considerations | Appendix

Analyses – Article 256 of Law 6.404/76

Item I - Application

Art. 247 Item a)

The acquisition value is relevant if it exceeds 10% of the buyers' Shareholders' Equity ("BV").

Bradesco BV US$ 32,2 billion[1]
1,6%
BAC Investment US$ 500,0 million

Art. 247 Item b)

The acquisition value is relevant if, in the acquirer's affiliated and controlled companies total book value is equal to or exceeds 15% of the buyer's Shareholders' Equity.

Bradesco BV US$ 32,2 billion
8,0%
Other Investments US$ 2,1 billion[1]
BAC Investment US$ 500,0 million

Based on the results presented above, the investment can be considered as not relevant for purposes of compliance with Item I of Art. 256.

[1] According to the balance shown in Bradesco's consolidated financial statements as of December 31, 2018, converted at the US dollar exchange rate of R$ 3,87 on the same date (BV – R$124.7 billion, Investment – R$8.1 billion).

Banco Bradesco S.A.
PwC
Strictly private and confidential
July 2019
12

Contents | Introduction | Company | Article 256 | Final Considerations | Appendix

Analyses – Article 256 of Law 6.404/76

Item II - Application

Item b) – BV at Market value

For the application of item b) of Art. 256, fair value adjustment on assets and liabilities were obtained from note 14 ("Fair Value of financial instruments") of BAC's audited financial statements as of December 31, 2018, as presented in Appendix 1, resulting in an adjusted equity of US$205,8 million.

As required by Item II, for this analysis we considered the multiple factor (1,5x), totaling a value of US$308,6 million.

BAC Market value BV
US$ 308,6 million[1]
Acquisition Price
US$ 500,0 million

Item c) – Earnings from previous years

The following table presents the calculation performed for complaining with the procedures defined in item c) of Item II:

US$ million

Calculation item c) item II	Average[3]
Net Income[2]	23,4
Multiplier Factor, item c)	15x
Total	**350,7**
Multiplier Factor, item II	1,5x
Result	**526,0**

The acquisition price is lower than the result presented above, therefore, the investment in BAC can be considered as not relevant following the terms of item II of Art. 256

[1]BV at Market value BV reflects the "static" value of the business by adjusting existing assets and liabilities and does not capture the ability to generate future cash flows (expansion plans in new service lines, required investments and long term expectations).
[2]Average net income disclosed in BAC's financial statements as of December 31, 2018 (US$ 29,420 thousand – 2018 and US$17,355 thousand – 2017)
[3]According to Management's understanding of Item II, item c), the average of the results of the last two years shall be used. This interpretation is also observed by Modesto Carvalhosa in his work "Comentários à Lei de Sociedades Anônimas".

Banco Bradesco S.A.
PwC
Strictly private and confidential
July 2019
13

Contents | Introduction | Company | Article 256 | Final Considerations | Appendix

Final Considerations

Banco Bradesco S.A.
PwC
Strictly private and confidential
July 2019
14

Contents | Introduction | Company | Article 256 | Final Considerations | Appendix

Final Considerations

Based on the activities performed and information provided by Management, we present below our main considerations regarding the results obtained from the application of the parameters of Art. 256:

i. Regarding the relevance of the investment, the calculations indicate that the acquisition value is not relevant for Bradesco. See below the results matrix for this items.

Analysis	Result	Relevance Limit
Item I		
Item a)	1,6%	10,0%
Item b)	8,0%	15,0%

ii. Regarding BAC acquisition price (US$ 500 million) exceeding one and a half times the higher of the three values indicated in items a), b), e c) of Item II of Art. 256, we obtained the following results:

Analysis	Result	Acquisition Price
Item II		
Item a)	N/A	N/A
Item b)	US$ 308,6	US$ 500,0
Item c)	US$ 526,0	US$ 500,0

Given that the higher of the three items above should prevail, the above table shows the value determined in item c) is higher than the acquisition price.

Item I
Item II

Considering the results observed in the analysis of Items I and II of Art. 256:

- ✓ There is no need to call to a Shareholders' General Meeting to deliberate on the Transaction;
- ✓ It is understood that the dissenting shareholder does not have the right of withdrawal, according to the 2nd paragraph of Art. 256.

Banco Bradesco S.A.
PwC
Strictly private and confidential
July 2019
15

Contents | Introduction | Company | Article 256 | Final Considerations | Appendix

Appendix

Banco Bradesco S.A.
PwC
Strictly private and confidential
July 2019
16

Contents | Introduction | Company | Article 256 | Final Considerations | Appendix

Appendix 1

Shareholders' Equity[1]

BAC Balance Sheet at fair value:

US$

Assets	2018	Fair Value (adjusts)	Fair Value
Cash	298.358.191	-	298.358.191
Securities	159.764.339	(509.319)	159.255.020
Credit Operations	1.714.485.025	(3.192.930)	1.711.292.095
Other values and assets	3.141.580	-	*3.141.580*
Other assets	59.656.063	950.966	60.607.029
Total Assets	**2.235.405.198**	**(2.751.283)**	**2.232.653.915**

Liabilities	2018	Fair Value (adjusts)	Fair Value
Deposits	1.839.166.062	(2.124.440)	1.837.041.622
Federal securities with repurchase commitment and others	174.420.509	(440.730)	173.979.779
Other Liabilities	15.877.874	-	*15.877.874*
Total Liabilities	**2.029.464.445**	**(2.565.170)**	**2.026.899.275**
Shareholders Equity	**205.940.753**	**(186.113)**	**205.754.640**
Total Liabilities + Shareholders Equity	**2.235.405.198**	**(2.751.283)**	**2.232.653.915**

As shown above, the fair value of Shareholders' Equity after adjustments disclosed on BAC's audited financial statements as of December 31, 2018 is US$ 205.754.650. Converted to BRL at the rate of 3,87 according to the exchange of December 31, 2018, the equity at fair value is R$796.270.457.

[1] According to BAC financial statements as of December 31, 2018.

Banco Bradesco S.A.
PwC
Strictly private and confidential
July 2019
17

© **2019 PricewaterhouseCoopers Serviços Profissionais Ltda.** All rights reserved. In this document, PwC refers to PricewaterhouseCoopers Serviços Profissionais Ltda. a Brazilian member firm of the PricewaterhouseCoopers network, and may sometimes refer to the PwC network.

Each member firm is a separate legal entity. Please see www.pwc.com/structure for further details.

Excellence and trust

Proposal for rendering professional services
July/2019
Confidential

pwc

bradesco

July 17th, 2019

Attention:

To
Banco Bradesco S.A.
Osasco - SP

Dear Sirs,

Following our recent discussions, PricewaterhouseCoopers Serviços Profissionais Ltda. ("PwC" – a company located at Avenida Francisco Matarazzo, 1.400, Torre Torini, Água Branca, inscrita no CNPJ/MF sob o nº 02.646.397/0001-19), is pleased to present this proposal to assist Banco Bradesco S.A. ("Bradesco" or "Client") in the economic value analysis of BAC Florida Bank ("BAC" or "Company").

The scope, fees, limitations of responsibility and other conditions of our work are described in the following sections of this proposal.

We are pleased to have the opportunity of presenting our services and we would greatly welcome the chance of working with you.

Regards,

PricewaterhouseCoopers Serviços Profissionais Ltda.

This document does not constitute a formal report which will be issued in Portuguese only. This document was developed with the exclusive objective of facilitating the understanding of non-Portuguese speaking executives and/or shareholders of Bradesco of the contents of the Portuguese report.

PricewaterhouseCoopers Serviços Profissionais Ltda. Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil 05001-903, Caixa Postal 61005 T: +55 (11) 3674 2000, www.pwc.com.br

Content

Background	4
Scope and Objective	6
Methodology and Approach	8
Timeline	10
Team	12
Fees and expenses	14
Terms & Conditions	16

3

Background

Bradesco is a Brazilian bank founded on March 10, 1943 in the city of Marília, São Paulo, and is considered one of the largest banking and financial institutions in Brazil. It is headquartered in the city of Osasco, in the metropolitan region of São Paulo, at Companhia Cidade de Deus.

Bradesco operates in insurance, pension plans, capitalization, credit card services, investment banking, retail, among others. It has branches servicing the entire Brazilian territory, as well as online channels through internet banking.

According to financial information released in the first quarter of 2019, Bradesco has (i) R $ 1.4 trillion of assets, (ii) approximately 71.7 million customers, (iii) 9,363 branches and service stations, and (iv) R $ 270.3 billion in market value.

In 2019, Bradesco acquired BAC Florida Bank, a Florida-based company in the United States that provides services and financing for high-income individuals, resident or not in the United States. Among your main products or services are: real estate loans, private banking and wealth management, among others ("Transaction").

Banco Bradesco S.A.
PwC
5

Scope and Objective

In this context, management of Bradesco (*Management") has requested PwC proposal to assist in the scope presented in this session.

Management, pursuant to article 256 of Law 6,404/76 ("Art. 256") is submitting the Transaction to the Shareholders' General Meeting for its consideration, as well as making available the subsidies that justify the value of the investment.

Therefore, our work contemplates the preparation of economic value analysis of BAC based on future profitability approach and application of discounted cash flow method.

Our work will not include any analysis of discounts that potentially could be applied to the value of the Company due to (i) lack of liquidity or marketability of its shares; or (ii) its shareholding structure, e.g. to an interest representing less than 100% of the Companies' capital.

The work to be performed is exclusively intended to support Management on its internal analyzes regarding to Company's value, therefore our report may be made available to Bradesco's shareholders aiming to accomplishing with Art.256 requirements.

Accordingly, it is the Client's responsibility to formally inform shareholders ("Users") about the use restrictions of the report and confidentiality conditions set forth in this Proposal, as described in the Limitations of Responsibility section. The access to our report by regulatory agencies is previously authorized within the aforementioned context.

Banco Bradesco S.A.
PwC
7

Methodology and Approach

Valuation Methods

The economic valuation of the Company will be mainly based on the future earnings method using the discounted cash flow ("DCF") approach.

The discounted cash flow is widely used worldwide and is especially recommended for companies with positive operational results and good prospects of future profitability.

This method consists in establishing a set of operating assumptions that are used to calculate future results over a determined period, so as to obtain the value of expected future cash flows. The value of the Company is equal to the sum of expected free cash flows, after income tax, at present values.

Cash flows are obtained by projecting operating results, also taking into account the necessary investments in working capital and permanent assets. In other words, these cash flows are equivalent to a (possibly fictitious) withdrawal of dividends, up to the maximum allowed to maintain the Company's financial balance. Present value is calculated using a discount rate that adequately remunerates an investor's capital, taking into account business-specific risks.

Approach

Our work included the following activities:

- Analysis of historical financial information and managerial data;
- Reading of market reports, published or available, on sector and region where the Company operates;
- Interviews with Bradesco's executives that where involved in the analysis of the Transaction, in order to have a better understanding about Company's operation (lines of businesses, margins and other relevant factors), including the business plan developed by Bradesco for BAC in the context of the Transaction;
- Analysis, understanding and discussion of the cash flow projections prepared by Management. These projections are mandatory for the development of our work and should be prepared by Management at a sufficient extend level to allow us execute our analyses and using them for the preparation of projected financial statements, that ultimately will represent the basis of the value analysis
- Research and analysis of multiples of comparable transactions in the US market; and
- Preparation of a draft and final version of this Report, addressing main assumptions involved and results.

The valuation process will be developed based on projection assumptions defined by Management for the coming years. Thus, it is of utmost importance that Management be able to prepare such projections, without which work cannot proceed.

Banco Bradesco S.A.
PwC
9

Timeline

The starting date of our work will be defined in conjunction with Client and in accordance to our availability at the date of the approval of this engagement letter. Based on our experience, we estimate the time to complete the activities previously described to be approximately 4 weeks, as from the receipt of most part of the requested information.

In order to comply with the timeframe and cost herein established we will need to have full cooperation from Management in granting us access to and understanding of the historical results, management reports and of short and long term operational projections. It may also be necessary for part of our work to be carried out at Bradesco and/or BAC facilities.

Banco Bradesco S.A.
PwC

Team

The assignment will be conducted by a team of valuation specialists in Brazil, under the overall leadership of a partner or director.

Staff will be allocated based on the fit of the professionals to the assignment and on the availability of personnel at the date of approval of this proposal, observing the independence of the professionals involved. Client will be assured during the execution of this assignment the exclusivity of the staff for the development of this type of service in its industry segment, in situations where a potential conflict of interest may exist.

This allocation procedure and the use of “Ethical Walls” between professionals and teams allocated to different assignments avoid situations of conflicts of interest.

Client shall appoint a member of its administrative team to supervise and monitor the performance of the work during the term of the assignment, and this person shall be the main contact with PwC.

Banco Bradesco S.A.
PwC
13

Fees and Expenses

Our fees are estimated based on the time expected to be incurred to perform the proposed work. Based on our previous experience, we estimate our fees to be R$ 250.000,00 (two hundred and fifty thousand Reais).

The fees presented are net of taxes and, therefore, the applicable taxes (PIS, Cofins and ISS, including ISS retained at the Client's municipality, if applicable) will be added to the amount of fees, when the invoice is issued.

Our fees will be billed in three instalments: the first, upon your approval of this engagement letter, will be equivalent to 50% of the total estimated fees. The second, equivalent to 25% of the total estimated fees, will be charged 30 days after the approval of this engagement letter. The balance will be billed upon the submission to you of the draft version of our report.

Client will pay our invoices on the agreed due date. In the event of late or non-payment, Client, by law, shall be considered to be in default, and the outstanding balance shall accrue a fine of 2% (two per cent) plus interest on arrears of 1% (one per cent) per month plus monetary adjustment on a "pro rata diem" basis, based on the General Market Price Index (IGP-M) published by the Getulio Vargas Foundation (FGV). A delay in payment will further allow PwC, at is discretion and without prejudice to the possibility of termination of the current contract, to interrupt the provision of the services until the payment is settled, through express communication to Client, and such situation will not give rise to any claim by Client regarding the due dates for the contracted services, which will be postponed for as many days as the payment delay mentioned herein.

We emphasize that:

- In the case of changes in data or information supplied to us or other situations that are not under the responsibility of our team, and which result in material re-work, you agree to discuss with us the payment of additional fees.
- Our work does not include performing updates after the assumptions have been defined and processed in the valuation models and a draft report issued. In the case of a similar need, we will charge additional fees.
- Our work finishes once the report already discussed with Client is issued. In the case Management requests us to further explain our work or present our report to other executives of Client's organization, we will discuss with you the invoice of additional fees.

Expenses incurred in the development of our work such as transportation, travel, lodging, meals, printing and communications will be charged separately, at cost.

It is understood that any change in the current Brazilian economic or legal condition that results in a significant impact on the purchase power of the fees will be subject to discussions with you in order to keep the economic balance of this engagement letter

Banco Bradesco S.A.
PwC
15

Terms & Conditions

Use of the Report, Responsibilities and Indemnifications

Our report will be issued for the exclusive use by Management in connection with the aforementioned objective described in sections "Background" and "Scope and Objective". Therefore, (i) our work (including analysis, results, conclusions, reports and any other information) shall not be used for any other purpose; and (ii) our report shall not be published, circulated, reproduced, or divulged to any other third party without our written consent, which we may, at our discretion, grant, withhold, or grant subject to conditions. In the case that we grant access to our report to a third party, we will always request that (i) such third party sign a hold harmless letter to PwC before having access to our report (it is agreed that the terms of such letter are to be determined exclusively by PwC); and (ii) that the final report be disclosed in full. The access to our reports by Users and regulatory agencies is authorized, within the context described in the section "Scope, Objective and Approach" of this proposal.

Except with our formal authorization, we will not allow our report to be used for any other objective. Additionally, PwC will not assume any responsibility before any third party with respect to the work performed and report issued in connection with this engagement letter. Therefore, Client agrees to fully indemnify and hold harmless PwC and any other firm of the PwC network of firms, its employees and partners from any responsibility for any complain, liability, loss and expense claimed by third parties and related to the services defined in this proposal.

Specifically, our Report shall not be disclosed or referred to the public (in whole or in part) through advertising, news or media not related to communication with investors in connection with the Transaction and work in connection with the compliance with Art. 256.

Non-granting of access to third parties does not apply to circumstances in which access is required pursuant to a valid legal ruling or administrative or regulatory order, only to the extent required, and provided that the Client, if not legally hindered, has previously notified the receipt of such order in writing to PwC, so that PwC, at its discretion, can file the applicable protective measures it deems appropriate to prevent such access.

Draft reports and preliminary presentations will be issued for discussion purposes only and should not be considered as final documents. Therefore, they should not be used for any purpose other than for discussions between PwC and Management as they may suffer significant changes. Valid results of our work will be expressed only in our final signed report.

Before the delivery of our final report, we will request Management to confirm in writing the main information supplied, including that Management is not aware of any fact or information that was not included in our draft report and which could significantly affect our conclusions.

Banco Bradesco S.A.
PwC
17

Should we become aware, at any time, of any fact or information that had not been supplied to us before the issuance of our final report; we reserve the right to review the calculations, the results and our conclusions. We do not assume any responsibility to update our report due to the occurrence of events or circumstances after the date of its issuance.

We do not assume any responsibility for losses to the Company, their subsidiaries or related entities, their shareholders (direct or indirect), officers, directors, employees or to any other party as a consequence of (i) our use of the information provided to us by Management or obtained from other sources, or (ii) the publication, reproduction, disclosure or use of our drafts or final reports, or of the data contained thereon, in a manner contrary to the provisions in the preceding paragraphs.

Client agrees and recognizes that it is responsible for all the administrative activities and decisions related to its business, including the review and acceptance of the scope herein proposed to meet its needs and expectations.

Client shall be responsible for: (a) delays in providing the documents and information required for the full performance of our work and in meeting the deadlines agreed, provided herein or established in law; and (b) provision of inaccurate, incomplete, false or fraudulent information that give rise to improper or inaccurate performance of our work.

PwC shall be liable for any losses or damages to the Client, whether contractual and/or non-contractual, resulting from proven acts or omissions by PwC, up to the fees agreed and effectively received from the Client, as defined in this engagement letter. Such limitation does not apply to losses arising from malicious acts or fraud, duly evidenced, or involving matters of a labor, social security, tax or environmental nature, arising from facts that are the sole responsibility of PwC and/or its employees. When these losses exceed the total amount above, they shall be determined in a specific legal proceeding and reimbursed based on the final judicial decision rendered.

PwC shall be held liable for direct damages only, and shall not be liable for any indirect or incidental losses or damages and for any consequential, indirect, punitive, exemplary or special damages. Moreover, PwC will not have any responsibility, in relation to the Client, arising from or related to third-party software, information or material selected or supplied by Client to PwC.

Banco Bradesco S.A.
PwC
18

Scope Limitations

We would like to point out that our economic valuation is only one of the several factors to be considered in arriving at a final value of a company or asset, which is only determinable by free negotiation between a willing buyer and a willing seller, in an open and unrestricted market, when neither is under obligation to buy or to sell and both have reasonable knowledge of the relevant facts. Our work will not take into account potential synergies, strategic reasons, economies of scale, or other benefits that specific investors could have in the event of a change in corporate ownership.

During the development of our work, we will rely on audited and unaudited historical and projected data to be provided to us either verbally or in writing by Management or to be obtained from specific sources. Furthermore, as all forecasts are subjective and are subject to uncertainties, we will not present the projections (including Capex amounts that will not be reviewed by engineers or technical experts) as specific results to be attained. Therefore, we will not be able to express, and will not express an opinion on the historical data, projections and other information used in the development of our work and included in our report.

The role of PwC under this letter is and shall be only of an advisor so PwC shall not issue any audit opinion, attestation or any other type of assurance, and will not review or verify information and documents provided by the Client to ascertain their accuracy. Accordingly, all documents and information received by PwC from the Client shall always be considered valid, complete and true by PwC.

Our work will not include the verification of the ownership of any asset, nor will it take into account any type of legal restriction concerning the ownership of such assets, except those informed to PwC in written by Management. Accordingly, our conclusions will not consider the effect of such restrictions, if any.

Likewise, as our work will not include due diligence procedures, it will not take into consideration any type of contingency, overprovided or off-balance sheet asset or liability, which is not formally informed to us or not recorded in the Company' balance sheet of the base date of our work. Consequently, the results of our work will not consider their effect, if any.

Our work does not include a conclusion or opinion about the Company's accounting records. In order to define its accounting records, Management shall consult with its auditors. The preparation and release of information to third parties is Management responsibility. Our work does not include preparation of financial reports, notes or any type of disclosure to third parties.

Banco Bradesco S.A.
PwC
19

Confidentiality

Due to the nature of our engagement, and as agreed upon herein, PwC and Client, by themselves and by their representatives, undertake not to disclose, reveal, copy, use or bring to the attention of third parties that are alien to this engagement, holding in strictest confidence during the term of this Agreement and for five years from its termination, all confidential and proprietary information ("Confidential Information") on the party disclosing it ("Disclosing Party"), that they may become aware of or have access to, or that is entrusted to them during the term of this Agreement.

The Receiving Party of the Confidential Information ("Receiving Party") shall adopt the same protection measures used to protect its own confidential information to ensure that the other party's information be held in strictest secrecy and confidence.

The provisions and obligations established in this clause shall not be applied to information that: (a) is or becomes public domain for reasons other than the breach of confidentiality described herein; (b) already is in the possession of the Receiving Party as a result of its own research or development; (c) has been lawfully received from third parties and that, as the Receiving Party is aware of, has not been obtained in breach of any agreement; (d) is disclosed in connection with a valid government, judicial or regulatory order, only to the extent of such order, provided that the Receiving Party, if not legally impeded, has notified the Disclosing Party previously and in writing of such order, so that the latter, at its own discretion, can seek a reasonable remedy; and (e) its disclosure be mandatory under Laws 9,613/98 and 12,683/12, which address crimes for laundering or concealing assets, rights or valuables and other covenants.

To the extent it is needed for the execution of the services contracted or for internal and administrative purposes, the confidential information, as well as the execution of the services, may be shared with and/or provided in conjunction with PwC Network, while maintaining its confidentiality. This information may also be processed and used in PwC Network applications that may be hosted or operated by third parties who have committed to confidentiality and security. PwC shall be the only and exclusive party responsible for the integrity of the Confidential Information provided to it, and the services, even with regard to those that were eventually executed by the PwC Network and you agree, herein, that any proceeding shall be filed against PwC, and not against any of the other firms of the PwC Network, their partners, officers and/or employees.

Labor responsibility

The personnel assigned to perform the services established herein shall not have any employment or any other type of relationship with the Client, and PwC shall be their sole employer. Upon receiving service of process related to any proceeding whose responsibility is attributed to PwC under the terms established herein, the Client agrees to communicate such fact immediately to PwC, so as to allow the substitution of the Client in the litigation concerned. In the event such substitution cannot be made, PwC shall undertake the defense on behalf of the Client until the final court decision is handed down, PwC being held liable for the payment of indemnities, costs and expenses the Client may be sentenced to pay, as evidenced in supporting documents.

Banco Bradesco S.A.
PwC
20

Social responsibility

The parties of this Proposal commit: (a) not to exploit any kind of direct child labor and to avoid, in all possible ways, the contracting and/or acquisition of products and/or services of individuals or businesses which exploit, directly or indirectly, child labor in any manner and location; (b) not to exploit any kind of forced labor, or work similar to slavery, as well as not to contract or acquire, or even benefit from, any kind of forced labor, or work similar to slavery; and (c) to adopt appropriate measures to prevent, contain and reduce the significant environmental impacts which activities developed under this Agreement might produce.

The parties state that they are aware of the terms of the Brazilian anti-corruption and anti-bribery laws, including, but not limited to, Law 12,846/2013, and that they adopt the necessary measures, in accordance with the best commercial practices, in an ethical manner and pursuant to the applicable legal provisions, to prevent any fraudulent activity performed by them (including their directors, officers and employees) and/or any suppliers, agents, contractors, subcontractors and/or their employees in relation to the receipt of any funds from their suppliers or service providers. In the event that one of the Patties identify any situation that could affect its relation with the other party, it will inform the other party immediately and take the necessary measures.

The parties irrevocably and irreversibly declare to each other that their directors, officers and employees are fully aware of and comply with the laws, regulations and normative provisions dealing with the fight against corruption and bribery, domestic or foreign, in what they are entitled to. applicable (“Anti-Corruption Rules”) and that its service providers, including their subcontractors and legally constituted agents, comply, in respect of the subject matter of this contracting, with full Anti-Corruption Rules.

The parties mutually guarantee that they will refrain from any misconduct, irregular or illegal conduct, and that they will not take any action, on behalf of the other and / or will not perform any act that favors, directly or indirectly, each other or any of the companies in their respective economic conglomerates, contrary to the Anti-Corruption Rules.

The Parties assure each other that they have anti-corruption policies, processes and procedures in accordance with the laws, regulations and regulatory provisions dealing with the fight against corruption and bribery, domestic or foreign, applicable to each Party, and that, as far as to the best of their knowledge, they are complied with by their directors, officers, employees and service providers, including their subcontractors and legal representatives constituted in what relates to the subject matter of this contract.

If either party becomes involved in any situation related to corruption or bribery, as a result of action taken by the other party or its directors, officers, employees and service providers, including their legally constituted subcontractors and agents, as required by In relation to the subject matter of this contract, the party causing such a situation undertakes to assume the respective burden, including the presentation of documents that may assist the other party in its defense.

Banco Bradesco S.A.
PwC
21

Other conditions

The Client authorizes PwC to subcontract part of the services under its only and exclusive responsibility. PwC shall be liable for the burden that may result from a possible subcontracting, including, but not limited to, compliance with the levels of services, quality of the services and materials prepared, charges, labor, social security or tax duties, accidents of any nature and possible damages that can be proved that were made by the subcontracted parties.

During the term of this Agreement and for 2 (two) years after its termination, the parties will be forbidden to hire the employees or representatives who are directly involved in the services described in this letter, the breaching party being subject to the payment of a contractual fine corresponding to 50% (fifty per cent) of the total amount to be paid to the related employee and/or representative by the new company for 12 (twelve) months as from their engagement. This prohibition shall not apply in the event the hiring is made after a prior agreement has been reached between the parties or as a result of a professional's answer to an employment advertisement published in the media, as properly proved.

It is forbidden the assignment or transfer of rights and obligations arising from this engagement letter to any third party, without express prior authorization by the other party.

No term herein included may be understood or interpreted as a license for the use of any of the brands owned by the parties. The use, by on the parties, of any brand of the other party, as well as the respective form of use and disclosure, in advertising or promotional materials, or any other means of disclosure, including through the internet, regardless of purpose, shall be subject to the authorization in writing of the party whose brand the other party intends to use.

PwC may make reference to the achievement of the services, including a brief description of its scope and the use of tombstones in our newsletters and publications and in conversations and proposals to third parties regarding service opportunities, as well as requesting provision of services attestation of technical capacity stating, if so, meaning, which is the rendering of our total or partial service has been satisfactorily delivered.

This Proposal is signed on a non-exclusive basis. Accordingly, PwC may be contracted to provide the services included in this Proposal to third parties.

The tolerance of any of the parties in exercising any of its rights pursuant to this Agreement shall not be considered a waiver or novation, and shall not affect the subsequent exercise of such rights. Any waiver will only be effective if specifically granted in writing. In the event any of the terms or provisions of this Letter are declared null or not applicable, such nullity or unenforceability shall not affect the remainder of the Letter, which will remain effectively, as if such provisions had never been incorporated.

This engagement binds the parties, as well as any of their successors, to comply with the obligations hereby agreed; upon non-compliance an extrajudicial bill of collection may be issued, as established by the Brazilian Code of Civil Process.

Banco Bradesco S.A.
PwC
22

Provided that the legal and professional standards related to the non-disclosure of information are complied with, by accepting the terms and conditions hereby stated, you are also authorizing PwC (i) to make reference to your name as a client of PricewaterhouseCoopers and (ii) to make reference, in general terms, to the work provided under the terms and conditions of this engagement in advertising materials, declarations of professional experience and proposals to be presented to other companies and in recruitment and selection materials.

This Agreement may be terminated at any time, regardless of court or out-of-court notification, through a written notice, and the other party will have no right to claim or indemnity in the events of: (a) nonperformance of any article or condition stated in this letter, provided that it has not been remedied within 10 (ten) business days after the written communication by the other party; (b) court or out-of-court liquidation; (c) filing for or being forced into court or out-of-court reorganization, filing or having bankruptcy ordered or ratified and reversal of bankruptcy recovery proceedings into bankruptcy; (d) unenforceability of the contracted subject as a result of a superseding rule or law; (e) occurrence of duly proven fortuitous or force majeure events, in accordance with the provisions of article 393 of the Brazilian Civil Code; and. The termination or renunciation of this agreement, for whatever reason, will not exempt you from paying the portion of the services that PwC has performed up to the date of termination or renunciation.

Any dispute somehow related to the services or to this Letter shall be resolved directly by the parties, through their direct managers. If this matter is not solved in up to 30 (thirty) days, it should be submitted to the hierarchical superior of each party, and, if the resolution is not possible within 15 (fifteen) days as from the submission to the superiors, both parties may, according to exclusive criterion, act as deemed necessary and applicable. The parties hereto elect the Court of São Paulo/SP to solve any dispute arising out of this engagement letter, excluding any other, as privileged as it is or may be.

It is forbidden the assignment or transfer of rights and obligations arising from this engagement letter to any third party, without express prior authorization by the other party.

This Proposal reflects the entire agreement between us relating to the services covered by this Proposal. It replaces and supersedes any previous proposals, correspondence and understandings, whether written or oral. The agreements of Client and PwC contained in this Proposal shall survive the completion or termination of this engagement and any change in its terms shall be agreed to in a related amendment entered into by the parties.

Banco Bradesco S.A.
PwC
23

PwC Brazil Offices

São Paulo - SP
Av. Francisco Matarazzo, 1400
Torre Torino, Água Branca
São Paulo, SP, 05001-903
T: +55 (11) 3674 2000

Barueri - SP
Al. Mamoré, 989, 21º, 22º e 23º
Cond. Edifício Crystal Tower
Barueri, SP, 06454-040
T: +55 (11) 3674 2000

Belo Horizonte - MG
Rua dos Inconfidentes, 911,
18º e 17º
Bairro Funcionários
Belo Horizonte, MG, 30140-128
T: +55 (31) 3269 1500

Brasília - DF
SHS, Quadra 6, Conj. A, Bl. C
Ed. Business Center Tower
Salas 801 a 811
Brasília, DF, 70322-915,
Caixa Postal 08850
T: +55 (61) 2196 1800

Campinas - SP
R. José Pires Neto, 314, 10º
Campinas, SP, 13025-170
T: +55 (19) 3794 5400

Cuiabá - MT
Av. Doutor Hélio Ribeiro, 525
Ed. Helbor Dual Business
Office & Corporate
Salas 1510 a 1513, Alvorada
Cuiabá, MT, 78048-250
T: +55 (65) 3641 8979

Curitiba - PR
Al. Dr. Carlos de Carvalho, 417,
10º
Curitiba Trade Center
Curitiba, PR, 80410-180
T: +55 (41) 3883 1600

Florianópolis - SC
Av. Rio Branco, 847
Salas 401, 402, 403 e 409
Florianópolis, SC, 88015-205
T: +55 (48) 3212 0200

Goiânia - GO
Av. 136, 797, Setor Sul
Cond. New York Square
Business Evolution
Salas 1005, 1006, 1007
e 1008 A
Goiânia, GO, 74093-250
T: +55 (62) 3270 5900

Maringá - PR
Av. Pedro Taques, 294,
10º, Zona 3
Ed. Átrium, Centro Empresarial
Maringá, PR, 87030-000
T: +55 (44) 3472 2200

Porto Alegre - RS
R. Mostardeiro, 800, 8º e 9º
Ed. Madison Center
Porto Alegre, RS, 90430-000
T: +55 (51) 3378 1700

Recife - PE
R. Padre Carapuceiro, 910, 21º
Ed. Acácio Gil Borsoi, Boa Viagem
Recife, PE, 51020-280
T: +55 (81) 3464 5000

Ribeirão Preto - SP
Av. Antônio Diederichsen, 400,
21º e 22º, Ed. Metropolitan
Business Center
Ribeirão Preto, SP, 14020-250
T: +55 (16) 3516 6600

Rio de Janeiro - RJ
R. do Russel, 804, 6º e 7º
Ed. Manchete, Térreo
Rio de Janeiro, RJ, 22210-907
T: +55 (21) 3232 6112

Salvador - BA
Av. Tancredo Neves,
2539, 22º
Torre Nova Iorque -
Ed. CEO Salvador Shopping
Caminho das Árvores
Salvador, BA, 41820-020
T: +55 (71) 3319 1900

São José dos Campos - SP
R. Carlos Maria Auricchio, 70,
14º
Ed. Royal Park
São José dos Campos, SP,
12246-876
T: +55 (12) 3519 3900

Sorocaba - SP
R. Eulália Silva, 454, 8º
Ed. Millenia, Cjs. 81 e 82
Sorocaba, SP, 18030-230
T: +55 (15) 3332 8080

Banco Bradesco S.A.
PwC
24

PwC Brasil @PwCBrasil @PwCBrasil PwC Brasil PwC Brasil

In this document, "PwC" refers to PricewaterhouseCoopers Serviços Profissionais Ltda., which is a member firm of the PricewaterhouseCoopers network or, as the context requires, to the network itself.

Each member firm is a separate and independent legal entity. For further information about the PwC network refer to: www.pwc.com/structure

© 2019 PricewaterhouseCoopers Serviços Profissionais Ltda. All rights reserved.

Corporate Finance

Banco Bradesco S.A.

Valuation Report of BAC Florida Bank

July 2019
Strictly private and confidential

pwc

Content | Introduction | Company Context | Projection Parameters | Multiple | Results | Appendix

To
Banco Bradesco S.A.
Osasco - SP

July 29th, 2019

Attention: Sr. Ricardo Vaz

Dear Sirs,

PricewaterhouseCoopers Serviços Profissionais Ltda. ("PwC" or "We") is pleased to present our report ("Report") addressing the economic value analysis of BAC Florida Bank ("BAC" or "Bank" or "Company") according to the proposal of services addressed to Banco Bradesco S.A. ("Bradesco" or "Client"), dated July 17, 2019 ("Proposal"). The work was executed for the exclusive purpose of complying with article 256 of Law 6,404/76 ("Article 256").

This Report has been structured on the basis of information provided by Bradesco management and/or by BAC ("Management"), market sources, and includes scope, objective, methodology, assumptions, results of our work among other information.

We remain available for any further clarification that may be required.

Regards,

PricewaterhouseCoopers Serviços Profissionais Ltda.

This document does not constitute a formal report which will be issued in Portuguese only. This document was developed with the exclusive objective of facilitating the understanding of non-Portuguese speaking executives and/or shareholders of Bradesco of the contents of the Portuguese report.

PricewaterhouseCoopers Serviços Profissionais Ltda.
Avenida Francisco Matarazzo, 1400, Torre Torino
São Paulo - SP – Brasil
CEP: 05001-100
T: +55 (11) 3674-2000
F: +55 (11) 3674-2000

Banco Bradesco S.A.
PwC
Strictly private and confidential
July 2019
2

Content | Introduction | Company Context | Projection Parameters | Multiple | Results | Appendix

Content

Introduction 4
Company Context 9
Projection Parameters 12
Multiple 23
Results 25
Appendix 27

Banco Bradesco S.A.
PwC
Strictly private and confidential
July 2019
3

Content | Introduction | Company Context | Projection Parameters | Multiple | Results | Appendix

Introduction

Banco Bradesco S.A.
PwC
Strictly private and confidential
July 2019
4

Content | Introduction | Company Context | Projection Parameters | Multiple | Results | Appendix

Introduction

Background

Bradesco is a Brazilian bank founded on March 10, 1943 in the city of Marília, São Paulo, and is considered one of the largest banking and financial institutions in Brazil. It is headquartered in the city of Osasco, in the metropolitan region of São Paulo, at Companhia Cidade de Deus.

Bradesco operates in insurance, pension plans, capitalization, credit card services, investment banking, retail, among others. It has branches servicing the entire Brazilian territory, as well as online channels through *internet banking*.

On May 5, 2019, Bradesco acquired BAC Florida Bank's shares for US$ 500 million ("Transaction"). It is noteworthy that the closing of the Transaction is subject to the approval of the competent Brazilian and North American regulatory agencies and to the fulfillment of legal formalities.

BAC is headquartered in Miami, FL, where it has been operating in the US banking industry for over 45 years and has approximately 10,000 clients. The Company provides financial services and financing to companies and high-income individuals, whether or not resident in the United States. Its main products and services include: (i) Real Estate Credit, (ii) Private Banking & Wealth Management, (iii) Corporate & Institutional Banking, and (iv) Retail Banking.

Scope and Objective

Management pursuant to article 256 of Law 6,404/76 is submitting the Transaction to the Shareholders' General Meeting for its consideration, as well as making available the subsidies that justify the value of the investment.

In this context, PwC was engaged by Bradesco to support in the development of economic value analysis of BAC for the base date of December 31, 2018 ("Base Date").

The work performed is solely intended to support Management on its internal analysis of Company's economic value, and our Report may be made available to Bradesco's shareholders in order to meet certain requirements necessary for the completion of the Transaction.

Consequently, it is the Client's responsibility to make shareholders formally aware of the restrictions on the use of the Report and the confidentiality conditions set forth in the Proposal.

Subsequent Event

This Report has been prepared considering the information available up to the Base Date. Any relevant facts that occurred between the Base Date and the date of issue of this Report were considered as long as informed by Management.

Banco Bradesco S.A.
PwC
Strictly private and confidential
July 2019
5

Content | Introduction | Company Context | Projection Parameters | Multiple | Results | Appendix

Introduction (cont.)

Valuation Methods

The economic value analysis of the Company was carried out using the Discounted Cash Flow ("DCF") method, based on future profitability. This method estimates the value of a company or business by calculating the present value of projected cash flows. These cash flows comprise inflows and disbursements expected under the perspective of continuity of the entity and includes investments for maintenance and/or expansion. These projections take into account the business plan established by Management, perspectives of the industry, as well as impact of macroeconomic matters. The results based on DCF method reflect the value of assets (tangible and intangible) and liabilities that contribute to the generation of company's future cash flows.

The DCF method is suitable for the valuation of any company or business, as long as it has long-term business plan, positive operational results and good prospects of future profitability. This method is widely accepted by the market to performing value analysis of on going businesses.

Additionally, the result obtained by applying the DCF method was compared to a value analysis based on the approach of market multiples (comparable transactions).

Approach

Our work included the following activities:

- ✓ Analysis of historical financial information and managerial data;
- ✓ Reading of market reports, published or available, on sector and region where the Company operates;
- ✓ Interviews with Management's executives that where involved in the analysis of the Transaction, in order to have a better understanding about Company's operation (lines of businesses, margins and other relevant factors), including the business plan developed by Bradesco for BAC in the context of the Transaction;
- ✓ Analysis, understanding and discussion of the cash flow projections prepared by Management;
- ✓ Research and analysis of multiples of comparable transactions in the US market; and
- ✓ Preparation of a draft and final version of this Report, addressing main assumptions involved and results.

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Introduction (cont.)

Terms and Conditions

Use of the Report

Our work was developed exclusively in connection with the aforementioned objective described in sections "Background" and "Scope and Objective". Therefore, (i) our work (including analysis, results, conclusions, reports and any other information) shall not be used for any other purpose; and (ii) our Report shall not be published, circulated, reproduced, or divulged to any other third party without our written consent, which we may, at our discretion, grant, withhold, or grant subject to conditions. In the case that we grant access to our Report to a third party, we will always request that (i) such third party sign a hold harmless letter to PwC before having access to our Report (it is agreed that the terms of such letter are to be determined exclusively by PwC); and (ii) that the final Report be disclosed in full. The access to our Report by Client's shareholders and regulatory agencies is previously authorized within the context of complying with Article 256.

Except with our formal authorization, we will not allow our report to be used for any other objective.

The completion of a transaction involving Company shares is a decision of its shareholders. We are not issuing any formal recommendation on the value or other conditions by which the parties should carry out a transaction. Thus, any decision on the terms of a transaction, especially on price, is the sole responsibility of the shareholders of Bradesco.

We do not assume any responsibility for losses caused to the Client, its subsidiaries or related entities, shareholders (direct or indirect), officers, directors, employees or to any other party as a consequence of our use of the information provided to us by Client or obtained from other sources, or the publication, reproduction, disclosure or use of our drafts or final reports, or of the data contained thereon, in a manner contrary to the provisions in the preceding paragraphs.

Draft reports and preliminary presentations are issued for discussion purposes only and should not be considered as final documents. Therefore, they should not be used for any purpose other than for discussions between PwC and Client as they may suffer significant changes. Valid results of our work are expressed only in our final signed report.

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Content | Introduction | Company Context | Projection Parameters | Multiple | Results | Appendix

Introduction (cont.)

Terms and Conditions

Scope Limitations

Our economic valuation is only one of the several factors to be considered in arriving at a final value of a company or asset, which is only determinable by free negotiation between a willing buyer and a willing seller, in an open and unrestricted market, when neither is under obligation to buy or to sell and both have reasonable knowledge of the relevant facts. Our work does not take into account potential synergies, strategic reasons, economies of scale, or other benefits that specific investors could have in the event of a change in corporate ownership.

During the development of our work, we rely on audited and unaudited historical and projected data to be provided to us either verbally or in writing by Client or to be obtained from specific sources. Furthermore, as all forecasts are subjective and are subject to uncertainties, we not present the projections (including Capex amounts that were not be reviewed by engineers or technical experts) as specific results to be attained. Therefore, we are not able to express, and do not express an opinion on the historical data, projections and other information used in the development of our work and included in our Report.

Our work does not include the verification of ownership of any asset, nor it take into account any type of legal restriction concerning the ownership of such assets, except those informed to PwC in written by Client. Accordingly, our conclusions does not consider the effect of such restrictions, if any.

Likewise, as our work does not include due diligence procedures, it does not take into consideration any type of contingency, overprovided or off-balance sheet asset or liability, which is not formally informed to us or recorded in the Company' balance sheet of the base date of our work. Consequently, the results of our work does not consider their effect, if any.

Our work does not include a conclusion or opinion about accounting records. In order to define its accounting records, Management shall consult with its auditors. The preparation and release of information to third parties is Management responsibility. Our work does not include preparation of financial reports, notes or any type of disclosure to third parties.

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Content | Introduction | Company Context | Projection Parameters | Multiple | Results | Appendix

Company Context

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Company Context

BAC's General Description

BAC is headquartered in Miami, FL, where it has been active for over 45 years in the American banking sector, with roughly 10 thousand clients. The bank's focus lies on the provision of financial services and real estate financing to high-income individuals, whether residents of the United States or not.

BAC's service lines are: (i) Real Estate Credit; (ii) Private Banking & Wealth Management; (iii) Corporate & Institutional Banking and (iv) Retail

Real Estate Credit

Real estate financing is BAC's main credit operation and has the following characteristics:

- Diversified real estate loan portfolio with clients from Florida, New York, Boston, Texas, Nicaragua, Panama and Brazil; among others
- Non-resident Brazilians account represents 22% of the real estate loan portfolio; and
- Cross-selling with Private Banking and Wealth Management operations;

Private Banking & Wealth Management

The bank´s management segment for high-income clients has the following characteristics:

- Diversified portfolio with clients outside the US, mainly from Latin America;
- Through its Broker Dealer, it provides investment solutions; and
- Cross-selling with clients in the real estate loan segment;

Corporate & Institutional Banking

The bank's segment attends companies and institutional clients and presents the following characteristics:

- Provides loans, cash management and investment services through its Broker Dealer;
- Focus on Trade Finance operation;
- Diversified portfolio with US and foreign companies, mainly in Latin America; and
- Cross-selling with private banking clients;

Retail

BAC's retail segment offers financial services such as deposits, investments and checking accounts.:

- My eBanc digital platform; and
- Attends customers from different generations and states, with increasing loyalty;

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Company Context

Highlights from 2018 operations

Total Assets
US$ 2,2 billion

Shareholders' Equity
US$ 206 million

Deposits
US$ 1,8 billion

Net Income
US$ 29 million

13,2%
• Basel Index (%)
15,3%
• ROAE (%)
1,4%
• ROAA (%)

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Projection Parameters

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Projection Parameters

Discounted Cash Flows

General Assumptions

Projections were based on assumptions defined by Management and reflect its best expectation of BAC's future results, including its subsidiary BAC Florida Investments ("BFI"), as of the Base Date, in line with the business plan developed by Bradesco in the context of Transaction.

The following are the general criteria adopted in the projection:

- Projection Base Date: December 31st, 2018;
- The projections were prepared in nominal terms (i.e. considering the effects of inflation), and the amounts are presented in US$ million, unless otherwise stated;
- Projection horizon of 11 years, i.e., from the Base Date until December 21st, 2030. Additionally, projections have been presented on annual basis of 12 month each;
- The residual value of the projection was calculated considering a perpetuity based on the last projected cash flow, where growth rate is equivalent to nominal US GDP growth, as present in Appendix 1 of this Report;
- The macroeconomic assumptions were obtained from market sources presented in Appendix 1 of this Report;
- Cash flows were discounted considering the mid-period convention, which assumes that cash flows are generated throughout the year; and
- The Dividend Discount Model was used to calculate cash flows for shareholders through dividend approach. Therefore, projected cash flows consider the effects of financial results and changes in cash and debt, subsequently adjusted by other assets and liabilities on the Base Date, to calculate the economic value of shares ("Equity Value").

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Projection Parameters (cont.)

Discounted Cash Flows

Deposits Projection

The graphs aside show the evolution of the customer base and total deposits. These projections consider the following assumptions:

- **Customer base (BAC):** deposits from the historical customer base evolve in accordance to an average rate of 1,2 times nominal US GDP ("US GDP");
- **Customer base expansion (synergy):** expected increase in deposits related to the effects of customer base expansion, through the following categories:
  - Cayman Islands Clients: Migration of approximately 500 Bradesco customers with deposits in Cayman throughout 2020, with an average of US$ 2,4 million each. Until the year 2030, the number of clients remains stable and the contributions are adjusted by the CPI;
  - New Private Clients: gradual yearly increases aiming to achieve approximately 1.600 Bradesco Private customers in 2024. Subsequently, it was applied a decreasing growth rate until 2029, when the projection's growth converges to US GDP growth; and
  - New Prime Clients: gradual yearly increases aiming to achieve approximately 2.500 prime customers in 2024. Subsequently, a decreasing growth rate was adopted until 2029, when the projection's growth converges to US GDP growth.

The projection of deposits represents 20% of the total amount that will be invested by the Cayman Islands Clients, Private and Prime. The remaining balance will be allocated to Assets under Management ("AuM").

The cost linked to the remuneration of deposits was calculated in line with expectations for the interest rate and the projected Libor variation.

Customer Base

4.313
5.980
6.837
8.227
9.655
11.122
12.077
12.962
13.702
14.205
14.393
14.583
300
500
500
636
623
500
1273
945
500
1909
1268
500
2545
1591
500
3070
1919
500
3556
2222
500
3947
2467
500
4191
2619
500
4248
2655
500
4306
2692
500
4.313
4.680
5.078
5.509
5.978
6.486
6.587
6.684
6.789
6.895
6.989
7.085
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
BAC Customers
Cayman Islands Migration
New Private Customers
New Prime Customers

Deposits - US$ mn

0,88%
0,87%
0,89%
0,89%
0,89%
0,89%
0,89%
0,89%
0,89%
0,89%
0,89%
0,89%
1.918,3
2.287,9
2.501,6
2.820,2
3.230,5
3.737,0
4.112,6
4.484,2
4.833,1
5.129,9
5.348,8
5.576,3
12,8
30,8
245,6
16,7
143,8
251,8
34,2
339,7
257,9
52,5
618,4
264,1
71,6
979,9
270,2
88,4
1.209,6
276,5
104,8
1.432,9
282,9
118,9
1.626,0
289,2
129,0
1.764,2
295,5
133,5
1.826,4
301,8
138,2
1.890,1
308,1
1.918,3
1.998,6
2.089,3
2.188,4
2.295,5
2.415,2
2.537,9
2.663,6
2.799,0
2.941,3
3.087,0
3.239,9
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
BAC customers
Cayman Islands Migration
New Private Customers
New Prime Customers
Deposit Costs

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Projection Parameters (cont.)

Discounted Cash Flows

Credit Operation Revenue Projection

The credit portfolio projection was developed considering the following two categories:

- **Credit Portfolio (BAC)**
  - Growth of 1,2 times US GDP given the characteristics of the region in which BAC operates (Florida); and
  - The composition of the loan portfolio in line with the historical average, therefore focused in real estate credit.
- **Credit Portfolio Expansion (synergies)**
  - In line with the expansion of deposits, a proportional increase in credit operations is expected. The parameters used were the same as the ones used for the deposit base.

As shown in the accompanying graphs, in 2024, the total credit portfolio reaches 85% of total deposits. From this period onward, the proportion remains constant.

Interest income from credit operations was calculated in line with Management's expectations for credit rates (around 5% per year, considering Libor variation).

The provision for loan losses ("PLL") were calculated according to BAC's historical average rate of provision for default loans in the total loan portfolio.

Credit Portfolio - US$ mn

81,4% 82,2% 82,9% 83,6% 84,3% 85,0% 85,0% 85,0% 85,0% 85,0% 85,0% 85,0%
1.788,2 1.879,5 2.072,9 2.357,0 2.722,9 3.176,4 3.495,7 3.811,5 4.108,1 4.360,4 4.546,5 4.739,8
16,3 125,2 316,9 582,9 924,8 1.129,6 1.328,2 1.498,5 1.618,2 1.668,3 1.719,1
1.788,2 1.863,2 1.947,7 2.040,1 2.140,0 2.251,6 2.366,1 2.483,3 2.609,6 2.742,3 2.878,1 3.020,7
2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030
BAC Clients
Client Base Expansion
Credit Portflio/ Deposits

Credit Portfolio Revenue - US$ mn

1,0% 1,0% 1,0% 1,0% 1,0% 1,0% 1,0% 1,0% 1,0% 1,0% 1,0% 1,0%
88,8 92,9 100,1 112,1 128,5 149,1 168,5 184,5 200,0 213,8 224,9 234,4
0,4 3,5 11,1 22,6 37,8 51,5 61,7 70,9 78,2 82,4 85,0
88,8 92,5 96,6 101,1 105,9 111,3 117,0 122,9 129,1 135,6 142,4 149,5
2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030
BAC customers
Customer Base Expansion
PCLD/Portfolio

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Projection Parameters (cont.)

Discounted Cash Flows

Management Fee Revenue Projection

Management understands that BAC has high potential for the development of Wealth Management services as it holds license for a banking and other financial services in the United States. Thus, the business plan developed in the context of the Transaction considers that there will be an intensification of clients in Bradesco's high-income segment ("new money"), which will be absorbed by BAC, since the option to operate in the US market meets the demand for diversification of services, not yet offered by Bradesco, and which is increasingly demanded by high income clients segment in Brazil. The following graphs show the expected evolution of AuM and revenue from its management.

AuM BFI - US$ mn

666,0
1.878,8
2.433,1
3.377,2
4.661,9
6.288,2
7.384,6
8.460,5
9.414,6
10.141,7
10.552,2
10.978,6
2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030
BAC customers
Cayman Islands Migration
New Private Customers
New Prime Customers

Management Fee Revenue - US$ mn

0,5% 0,5% 0,6% 0,7% 0,7% 0,7% 0,7% 0,7% 0,7% 0,7% 0,7% 0,7%
2,0
5,1
10,4
16,7
24,1
33,9
42,8
49,8
56,3
61,4
64,6
66,6
2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030
BAC customers
New Prime Clients
New Private Clients
Cayman Islands Migration
Taxa de administração

The projection of AuM was structured based on the following parameters:

- Number of customers per segment;
- Average ticket of contributions to be managed by customer category, with growth linked to CPI; and
- AuM expansion stabilizes in 2029 and subsequently evolves in accordance to US GDP.

The management fee projection considers the following parameters:

- According to management, a gradual net rate growth from 0,5% to 0,7% is considered until 2020. Afterwards, this rate remains constant.

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Projection Parameters (cont.)

Discounted Cash Flows

Projection of revenue from securities operations

Funds not allocated to credit operations are destined to securities operations and generate revenue as shown in the following graphs:

Securities Portfolio - US$ mn

158,3
413,9
422,8
446,2
469,0
495,5
531,6
567,3
600,6
628,6
648,7
669,5
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030

Revenue from Securities - US$ mn

5,1
9,3
13,6
14,2
14,9
15,7
16,8
17,9
19,0
20,0
20,8
21,5
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030

These projections consider the following assumption:

- Consolidated securities revenue have been calculated considering an average rate of return of 3,3%, which considers the expectation for interest rates related to fixed income investments in the US market.

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Projection Parameters (cont.)

Discounted Cash Flows

Expenses Projection

The graph below presents the evolution of BAC's expenses:

Operating Expenses and Deposit Expenses - US$ mn

61,0
71,4
78,3
92,0
102,8
113,2
119,4
126,3
133,2
139,7
145,5
151,9
16,6
19,5
21,3
23,7
26,9
31,0
34,9
38,2
41,4
44,3
46,6
48,6
44,5
51,9
57,0
68,3
75,9
82,2
84,5
88,1
91,8
95,4
98,9
103,4
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
Operating Expenses
Deposit Expenses

- **Operating Expenses:** comprises services, general and administrative expenses, including personnel expenses, and PLL. It is noteworthy that the projection considers the efficiencies to be generated from the unification of processes between BAC and Bradesco;
- **Deposit Expenses:** these are interest expenses on deposits made with BAC. As presented earlier in this Report in the Deposits Projection section, deposit costs are linked to the expected interest rate and Libor variation.

Operating Profit and Operating Margin

The graph below shows the evolution of the operating profit and operating margin for the projection period:

Operating Profit and Operating Margin - US$ mn

42,4%
39,4%
42,1%
40,5%
42,9%
46,5%
50,6%
52,6%
54,2%
55,1%
55,5%
55,4%
44,9
46,5
57,0
62,7
77,1
98,5
122,5
140,4
157,4
171,7
181,7
188,5
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
Operating Profit
Operating Margin

The evolution of the operating margin is influenced by the following aspects:

(i) Increase of customer base;

(ii) Service portfolio diversification, especially through Wealth Management services; and

(iii) Efficiencies generated from the unification processes between Bradesco and BAC.

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Projection Parameters (cont.)

Discounted Cash Flows

Permanent Assets

Considering BAC's operating characteristics, the Permanent Assets balance is not relevant in comparison to total assets. In this sense, the CAPEX needs considered in the projection refer to the maintenance of assets required for the operation.

In this context, CAPEX totals US$ 1,3 million and has been considered mostly in the first four years of projection and mainly for equipment acquisition and development of new systems.

For the purposes of this analysis, the new BAC office building defined in the business plan was threated as leasing.

Taxes

According to Management, interest rates on income (credit operations and securities) and expenses (deposits) are already net of any deduction.

Income corporate tax rate used in the projection was 26% and was applied on the income taxable base. Adjustment applied on the accounting profit were as follows:

- **Non-deductible items:** the provision for loan losses accounts; and
- **Deductible items:** reversal of the provision for loan losses accounts.

Cash and Cash Equivalents Balance and Minimum Cash Policy

A minimum cash policy equivalent to 15,7% of total deposits has been considered. The projection considers that cash and equivalents, other than the minimum cash balance, which are not been distributed as dividends, are applied on securities and generates interest revenue. The projection of income of additional cash applied in securities follows to parameters set forth in section Securities Revenue.

Dividend Distribution

A Profit retention policy has been considered in the projection in order to maintain a minimum equity, in line with regulatory requirements set by the Basel Ratio. Subsequently, 100% of remaining balance of profits not subject to retention are distributed.

As informed by Management, dividends generated by the operation in the United States will be subject withholding tax of 30% in the US at their repatriation.

Additionally, the result generated by BAC will be reported by Bradesco in Brazil through the equity equivalence method and will be part of the taxation base of income tax in Brazil. To measure this impact, it is considered that the results will be taxed at a rate of 34%, allowing for they use of the tax credit related to the tax already paid in the United States using the rate of 26% (thus generating a net rate of 8% on the equity equivalence result).

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Projection Parameters (cont.)

Discounted Cash Flows

Basel Index

Below are presented the ratios which compose Basel Index and the values considered on BAC's projections:

Risk-based capital ratio[1]

Rate calculated through the sum of capital level 1 (shareholders' equity adjusted for unrealized gains/ losses on available-for-sale securities, reduced by goodwill, intangibles and other non-permitted assets) and level 2 capital (allowance for doubtful accounts – limited to 1,25% of RWA) and 45% of unrealized gains on equity securities.

- Minimum regulatory rate – 10,5%;
- Minimum Management rate – 15,4%; and
- Projected rate – 16,1%

Tier 1 risk-based capital ratio[2]

Rate calculated through the relationship between capital level 1 and RWA

- Minimum regulatory rate – 8,5%;
- Minimum Management rate – 12,5%; and
- Projected rate – 14,9%

Common equity Tier 1 capital ratio[3]

Rate calculated through the relationship between capital level 1 minus preferred stock and RWA.

- Minimum regulatory rate – 7,0%;
- Minimum Management rate – 11,0%; and
- Projected rate – 14,5%

Tier 1 leverage ratio[4]

Rate calculated through the relationship of capital level 1 and Total Assets.

- Minimum regulatory rate – 4,0%;
- Minimum Management rate – 9,0%; and
- Projected rate – 9,0%

Consolidated Shareholders' Equity and Basel Index - US$ mn

15,4%
15,4%
15,4%
15,4%
15,4%
15,4%
15,4%
15,4%
15,4%
15,4%
15,4%
15,4%
208,5
245,1
266,2
303,2
343,4
393,0
429,7
466,1
500,1
529,1
550,3
572,3
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030

Projected Basel Index
16,1%
Risk-based capital ratio¹
14,9%
Tier 1 risk-based capital ratio²
14,5%
Common equity Tier 1 capital ratio³
9,0%
Tier 1 leverage ratio⁴

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Projection Parameters (cont.)

Discounted Cash Flows

Discount Rate

The methodology used to calculate the cost of equity discount rate was the CAPM (Capital Asset Pricing Model). This approach estimates the cost of equity from the return of a risk-free asset with added premiums, which represent the additional return required by the shareholder for taking more risks.

The CAPM formula used in this analysis considers the following parameters:

- Ke = Cost of equity;
- Rf = Risk Free Rate: T-Bond 10Y – 1 year avergage (Source: *Bloomberg*);
- MRP = Market Risk Premium (Source: Damodaran); e
- The leveraged beta of 1,09 was estimated based on information from comparable listed companies, extracted from Bloomberg (as shown in "Appendix I");

Discount Rate	Parameters
Risk-free Rate	2,9%
Market Premium	6,3%
Leveraged Beta	1,09
Cost of Capital - US$	**9,7%**

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Projection Parameters (cont.)

Discounted Cash Flows

The table below shows the discounted dividend flows:

FCF - DDM	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
Net Income	**32,0**	**33,0**	**40,5**	**44,4**	**54,7**	**70,3**	**88,3**	**101,5**	**114,0**	**124,6**	**132,1**	**137,1**
BV Variation[1]	**(12,6)**	**(36,6)**	**(21,1)**	**(37,0)**	**(40,1)**	**(49,7)**	**(36,7)**	**(36,3)**	**(34,1)**	**(28,9)**	**(21,2)**	**(22,1)**
Dividends/ Capital Contribution	**19,5**	**(3,5)**	**19,3**	**7,4**	**14,6**	**20,6**	**51,6**	**65,2**	**79,9**	**95,6**	**110,8**	**115,0**
Income Tax US - Dividends	(5,8)	-	(5,8)	(2,2)	(4,4)	(6,2)	(15,5)	(19,6)	(24,0)	(28,7)	(33,3)	(34,5)
Income Tax Brazil (34%)	(14,8)	(15,3)	(18,8)	(20,7)	(25,6)	(32,8)	(40,9)	(47,0)	(52,7)	(57,5)	(60,9)	(63,2)
Tax credit paid US (26%)	11,3	11,7	14,4	15,9	19,6	25,1	31,3	35,9	40,3	44,0	46,6	48,3
Dividends after repatriation	**10,14**	**(7,12)**	**9,09**	**0,27**	**4,20**	**6,71**	**26,45**	**34,56**	**43,52**	**53,41**	**63,26**	**65,64**
Discount Factor	0,9548	0,8703	0,7934	0,7232	0,6593	0,6010	0,5478	0,4994	0,4552	0,4150	0,3783	0,3448
Present Value	**9,7**	**(6,2)**	**7,2**	**0,2**	**2,8**	**4,0**	**14,5**	**17,3**	**19,8**	**22,2**	**23,9**	**22,6**

[1] Book Value of equity ("BV") calculated in accordance with the Basel Index.

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Multiple

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Multiples

Transaction Multiples

The multiples approach is based on the idea that similar assets should have similar future profitability, and can be valued/priced similarly. The valuation using transaction multiples consists in estimating the value of a company based on the relationships between the value paid in a transaction and the financial or operating indicators of target companies. The reference indicator usually used in the banking industry is P/BV (price to book value ratio).

Note that the direct comparison of transaction multiples should be done with caution, since the sample of companies normally used as comparable is made up of companies with different sizes, operating contexts and activities. In addition, isolated factors may affect the amount paid in certain transactions, which may lead the transaction value to contain a positive or negative premium.

Based on our research, we selected certain transactions in the US banking sector, whose target companies were US banks and the buyers were companies operating outside the United States. The table below shows the transactions selected and the P/BV multiple for each transaction:

Type of Transaction	Deal Date	Target Company	Buyer	Deal Value Announced - US$ mn	P/BV
M&A	05/04/2004	Charter One Financial Inc	Royal Bank of Scotland Group PLC	10.287,9	3,2x
M&A	02/16/2007	BBVA USA Bancshares Inc	Banco Bilbao Vizcaya Argentaria SA	9.691,4	3,4x
M&A	10/02/2007	Commerce Bancorp LLC/NJ	Toronto-Dominion Bank/The	8.335,7	2,8x
M&A	01/22/2015	City National Corp/CA	Royal Bank of Canada	5.608,7	1,9x
M&A	06/29/2016	PrivateBancorp Inc	Canadian Imperial Bank of Commerce	4.970,4	2,8x
M&A	08/12/2008	MUFG Americas Holdings Corp	Mitsubishi UFJ Financial Group Inc	3.614,3	2,2x
M&A	05/07/2001	First Hawaiian Inc	BNP Paribas SA	2.405,7	2,1x
M&A	01/26/2001	RBC Bancorporation USA	Royal Bank of Canada	2.282,4	2,4x
M&A	06/12/2006	Texas Regional Bancshares Inc	Banco Bilbao Vizcaya Argentaria SA	2.147,0	3,3x
M&A	09/06/2007	Alabama National Bancorporation	Royal Bank of Canada	1.642,3	1,9x
M&A	03/12/2012	Pacific Capital Bancorp	Mitsubishi UFJ Financial Group Inc	1.513,6	2,0x
M&A	03/16/2004	Community First Bankshares Inc	BNP Paribas SA	1.220,5	3,4x
M&A	11/02/2006	Mid-State Bancshares	Cooperatieve Rabobank UA	840,4	3,1x
M&A	06/12/2006	BBVA USA Bancshares Inc/Fort Worth TX	Banco Bilbao Vizcaya Argentaria SA	476,9	2,2x
M&A	08/09/2006	Flag Financial Corp	Royal Bank of Canada	433,5	2,0x
INV	10/08/2007	UCBH Holdings Inc	China Minsheng Banking Corp Ltd	317,0	3,4x
M&A	03/02/2001	First National Bancorp Inc/IL	Bank of Montreal	219,8	2,3x
M&A	07/31/2002	VIB Corp	Cooperatieve Rabobank UA	207,5	2,3x
M&A	08/29/2002	Admiralty Bancorp Inc	Royal Bank of Canada	149,0	3,2x
M&A	07/10/2007	Merchants & Manufacturers Bancorporation Inc	Bank of Montreal	137,3	1,5x
M&A	07/30/2003	Community Bancorp Inc/MA	Royal Bank of Scotland Group PLC	116,0	2,9x
INV	01/20/2010	Saehan Bancorp	Dahaam E-Tec Co Ltd	17,0	2,0x
Average					**2,5x**
Median					**2,3x**

Source: Bloomberg

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Results

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Results

Economic Value Results

We present below the economic value of BAC's shares on the Base Date using the DCF method, based on the assumptions described previously in this Report.

FCD - DDM	
Present Value	138,0
Terminal Value	386,0
Market Value - US$ mn	**523,9**

Based on the multiple method (transactions) and considering the average and mean of the sample previously shown, the range of value of BAC vary from US$ 481,9 million to US$ 524,8 million

The results presented previously are influenced mostly by:

i. The expectation of increasing of Wealth Management activity and the customer base expansion, due to the increased offering of financial services in the United States for high-income segment of Brazilian clients; and

ii. Tax effects for repatriation of dividends generated by the BAC, since the valuation was carried out from Bradesco's shareholders standpoint.

The graph below shows the range of values resulting from (i) the use of the discounted cash flows methodology, considering variation of +/- 25bps in the discount rate and (ii) the results from the comparable transactions multiple method:

Resultados - US$ mn
FCD - DDM
Transaction Multiple
450,00
470,00
490,00
510,00
530,00
550,00
570,00
590,00
Value Range
US$ 503,3 - US$ 525,3

As can be seen above, the range of value for both methods converge.

Additionally, considering that the price paid is US$ 500 million, we understand that the valuation corroborates the economic sufficiency of the pricing of the business.

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Appendix

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Appendix I

Macroeconomic premises and other indicators

The macroeconomic indicators used are presented below:

Indicators	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
CPI	2,1%	2,6%	2,6%	2,5%	2,5%	2,4%	2,3%	2,3%	2,3%	2,3%	2,4%	2,4%
GDP USA	4,8%	3,9%	3,7%	3,7%	3,8%	4,0%	3,9%	3,8%	3,9%	3,9%	3,8%	3,8%
LIBOR	2,3%	2,2%	2,3%	2,3%	2,3%	2,3%	2,3%	2,3%	2,3%	2,3%	2,3%	2,3%

[1] American Inflation Consumer Price Index ("CPI"), Source: *Congressional Budget Office, May 2019.*

[2] US nominal GDP ("US GDP"), Source: *Congressional Budget Office, May 2019.*

[3] LIBOR rate ("Libor"), Source: *Bloomberg*, as of July 11, 2019.

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Appendix II

Companies used as parameters for Beta calculation

BETA Companies	Description	Leveraged Beta
WELLS FARGO & CO	Wells Fargo & Company offers diverse financial services, such as banking, insurance, investments, mortgages, leases, credit cards and consumer financing. The company acts in branches, online and through other distribution channels worldwide.	1,07
JPMORGAN CHASE & CO	JPMorgan Chase & Co provides financial services and retail banking services worldwide. The company offers services such as investments, treasury services, securities, asset management, private banking services, services to cardholders, retail banking and domestic finances. JPMorgan Chase works with companies, institutions and natural persons.	1,09
CITIGROUP INC	Citigroup Inc. is a company working with investments of diversified financial services. The company offers an array of financial services for consumers and corporate clients. Services offered include investment and corporate banking, retail and product brokerage and asset management services. Citigroup services clients worldwide.	1,35
BANK OF AMERICA CORP	Bank of America Corporation takes deposits and offers banking services, investments, asset management and other products and financial services as well as risk management. The company has a mortgage loan subsidiary and an investment banking and securities brokerage subsidiary.	1,27
FLUSHING FINANCIAL CORP	Flushing Financial Corporation is a holding company of the Flushing Bank, FSB. The bank attracts deposits and originates and acquires residential mortgages of one to four families, commercial properties loans and multifamily properties. Flushing Bank operates in New York and in Nassau County, NY.	0,95
BOSTON PRIVATE FINL HOLDING	Boston Private Financial Holding, Inc. is a financial holding company. The company's subsidiaries offer a variety of banking, commercial, residential and loan services, as well as investment management services and trust for national and international customers.	0,95
EAGLE BANCORP INC	Eagle Bancorp, Inc. is a holding company of EagleBank. The bank offers credit for real estate, commercial and consumer services, as well as traditional demand deposits and savings products, especially in the country of Montgomery, Maryland.	0,93
FIRST COMMONWEALTH FINL CORP	First Commonwealth Financial Corporation is an investment banking company. The company, through its subsidiaries, provides general banking services and many financial services, including banking for traditional retail, such as savings, term deposits, mortgages, customer benefits and commercial loans.	1,08
Average		**1,09**

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Appendix III

Historical Consolidated Balance Sheet

Balance Sheet	2014	2015	2016	2017	2018
Assets	**1.611,9**	**1.773,3**	**1.955,4**	**2.091,6**	**2.236,3**
Cash	**280,6**	**312,4**	**281,8**	**331,2**	**333,8**
Securities	**57,8**	**56,2**	**71,5**	**113,8**	**120,4**
Loans and lease financing receivables	**1.250,0**	**1.370,8**	**1.503,3**	**1.626,7**	**1.714,5**
Real Estate Credit	967,9	1.056,3	1.141,0	1.244,8	1.297,4
Commercial and Industrial Loans	139,1	130,5	140,3	129,4	83,7
Household loans	4,9	4,6	7,5	10,2	10,0
Non depository Financial Institutions	47,6	63,9	54,2	58,4	63,4
Depository Institutions	107,3	132,2	179,9	201,0	277,7
(-) Unearned income on loans	(0,4)	(0,3)	(0,5)	(0,5)	(0,6)
(-) Allowance for loan and lease losses	(16,5)	(16,4)	(19,1)	(16,6)	(17,1)
Other Assets	**62,3**	**62,9**	**64,4**	**64,8**	**64,8**
Trading Assets	-	-	-	5,0	5,0
Other real estate owned	7,3	4,7	4,6	2,8	3,1
Other Assets	55,0	58,3	59,9	57,0	56,7
Fixed Assets	**2,8**	**2,8**	**3,8**	**4,6**	**5,4**
Liabilities	**1.478,1**	**1.626,7**	**1.791,5**	**1.911,8**	**2.030,4**
Deposits	**1.275,8**	**1.422,3**	**1.568,4**	**1.709,5**	**1.839,2**
In Domestic Offices	1.178,9	1.376,0	1.536,7	1.643,4	1.839,2
In Foreign Offices	97,0	46,4	31,7	66,1	-
Other Liabilities	**202,3**	**204,3**	**223,1**	**202,3**	**191,2**
Leasing	-	-	-	-	-
Other Borrowed Money	152,5	153,3	168,1	169,7	174,4
Other Liabilities	12,8	14,0	18,0	15,7	16,8
	-	-	-	-	-
Equity	**133,8**	**146,6**	**163,9**	**179,9**	**205,9**

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Appendix IV

Projected Consolidated Balance Sheet

Balance Sheet	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
Assets	**2.318,0**	**2.724,1**	**2.959,0**	**3.370,5**	**3.816,5**	**4.368,3**	**4.776,2**	**5.179,8**	**5.558,3**	**5.879,8**	**6.115,4**	**6.360,6**
Cash	**301,2**	**359,2**	**392,8**	**442,8**	**507,2**	**586,7**	**645,7**	**704,0**	**758,8**	**805,4**	**839,8**	**875,5**
Securities	**158,3**	**413,9**	**422,8**	**446,2**	**469,0**	**495,5**	**531,6**	**567,3**	**600,6**	**628,6**	**648,7**	**669,5**
Loans and lease financing receivables	**1.788,2**	**1.879,3**	**2.071,7**	**2.353,9**	**2.717,1**	**3.167,3**	**3.484,5**	**3.798,4**	**4.093,3**	**4.344,5**	**4.530,0**	**4.722,9**
Real Estate Credit	1.353,2	1.422,1	1.567,6	1.781,0	2.055,8	2.396,4	2.636,3	2.873,8	3.096,9	3.286,8	3.427,2	3.573,1
Commercial and Industrial Loans	87,3	91,8	101,1	114,9	132,7	154,6	170,1	185,4	199,8	212,1	221,1	230,6
Household loans	10,4	11,0	12,1	13,8	15,9	18,5	20,4	22,2	23,9	25,4	26,5	27,6
Non depository Financial Institutions	66,1	69,5	76,6	87,0	100,5	117,1	128,8	140,4	151,3	160,6	167,5	174,6
Depository Institutions	289,6	304,4	335,5	381,2	440,0	512,9	564,2	615,1	662,8	703,5	733,5	764,7
(-) Unearned income on loans	(0,6)	(0,6)	(0,6)	(0,6)	(0,6)	(0,6)	(0,6)	(0,6)	(0,6)	(0,6)	(0,6)	(0,6)
(-) Allowance for loan and lease losses	(17,9)	(18,8)	(20,7)	(23,5)	(27,1)	(31,6)	(34,8)	(37,9)	(40,9)	(43,4)	(45,2)	(47,1)
Other Assets	**64,9**	**65,1**	**65,2**	**65,4**	**65,6**	**65,8**	**66,0**	**66,2**	**66,4**	**66,7**	**66,9**	**67,2**
Trading Assets	5,0	5,0	5,0	5,0	5,0	5,0	5,0	5,0	5,0	5,0	5,0	5,0
Other real estate owned	3,3	3,4	3,6	3,7	3,9	4,1	4,3	4,6	4,8	5,0	5,3	5,5
Other Assets	56,7	56,7	56,7	56,7	56,7	56,7	56,7	56,7	56,7	56,7	56,7	56,7
Fixed Assets	**5,4**	**6,7**	**6,5**	**62,3**	**57,6**	**53,0**	**48,4**	**43,8**	**39,2**	**34,7**	**30,1**	**25,6**
Liabilities	**2.109,5**	**2.479,1**	**2.692,8**	**3.067,3**	**3.473,1**	**3.975,2**	**4.346,5**	**4.713,7**	**5.058,2**	**5.350,7**	**5.565,2**	**5.788,3**
Deposits	**1.918,3**	**2.287,9**	**2.501,6**	**2.820,2**	**3.230,5**	**3.737,0**	**4.112,6**	**4.484,2**	**4.833,1**	**5.129,9**	**5.348,8**	**5.576,3**
In Domestic Offices	1.918,3	2.287,9	2.501,6	2.820,2	3.230,5	3.737,0	4.112,6	4.484,2	4.833,1	5.129,9	5.348,8	5.576,3
In Foreign Offices	-	-	-	-	-	-	-	-	-	-	-	-
Other Liabilities	**191,2**	**191,2**	**191,2**	**247,1**	**242,7**	**238,3**	**233,9**	**229,5**	**225,2**	**220,8**	**216,4**	**212,0**
Leasing	-	-	-	55,9	51,5	47,1	42,7	38,3	34,0	29,6	25,2	20,8
Other Borrowed Money	174,4	174,4	174,4	174,4	174,4	174,4	174,4	174,4	174,4	174,4	174,4	174,4
Other Liabilities	16,8	16,8	16,8	16,8	16,8	16,8	16,8	16,8	16,8	16,8	16,8	16,8
	-	-	-	-	-	-	-	-	-	-	-	-
Equity	**208,5**	**245,1**	**266,2**	**303,2**	**343,4**	**393,0**	**429,7**	**466,1**	**500,1**	**529,1**	**550,3**	**572,3**

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Appendix V

Statement of Projected Results

Income Statement	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
Interest Income and Administration Fee	88,8	96,0	108,5	126,8	150,6	181,0	209,4	232,4	254,3	273,2	287,4	299,1
Revenue from Securities	5,1	9,3	13,6	14,2	14,9	15,7	16,8	17,9	19,0	20,0	20,8	21,5
Others Revenues	12,1	12,6	13,1	13,7	14,4	15,0	15,7	16,5	17,2	18,1	18,9	19,9
Operating Revenue	**105,9**	**117,9**	**135,3**	**154,7**	**179,9**	**211,7**	**241,8**	**266,8**	**290,5**	**311,3**	**327,2**	**340,4**
Depostit Expenses	(16,4)	(19,4)	(21,2)	(23,5)	(26,8)	(30,8)	(34,7)	(38,0)	(41,2)	(44,1)	(46,4)	(48,4)
Foreign Deposit Expenses	(0,1)	(0,1)	(0,1)	(0,1)	(0,1)	(0,2)	(0,2)	(0,2)	(0,2)	(0,2)	(0,2)	(0,2)
Salaries and Benefits	(26,8)	(32,5)	(37,0)	(42,4)	(47,9)	(53,5)	(57,3)	(61,4)	(65,7)	(70,3)	(75,3)	(80,6)
Other Expenses	(16,0)	(17,6)	(17,1)	(18,3)	(18,7)	(18,4)	(17,9)	(17,4)	(16,8)	(16,1)	(15,2)	(14,1)
New Building Office Expenses	-	-	-	(3,7)	(4,4)	(4,4)	(4,4)	(4,4)	(4,4)	(4,4)	(4,4)	(4,4)
Provision for Loan Losses	(1,6)	(1,8)	(2,9)	(3,9)	(4,9)	(6,0)	(4,8)	(5,0)	(4,9)	(4,6)	(4,1)	(4,3)
Operating Costs	**(61,0)**	**(71,4)**	**(78,3)**	**(92,0)**	**(102,8)**	**(113,2)**	**(119,4)**	**(126,3)**	**(133,2)**	**(139,7)**	**(145,5)**	**(151,9)**
Operating Profit	**44,9**	**46,5**	**57,0**	**62,7**	**77,1**	**98,5**	**122,5**	**140,4**	**157,4**	**171,7**	**181,7**	**188,5**
% Operating Margin	*42,4%*	*39,4%*	*42,1%*	*40,5%*	*42,9%*	*46,5%*	*50,6%*	*52,6%*	*54,2%*	*55,1%*	*55,5%*	*55,4%*
Depreciation and Ammortization	(1,3)	(1,6)	(1,7)	(1,8)	(1,9)	(2,0)	(2,1)	(2,2)	(2,3)	(2,4)	(2,6)	(2,6)
EBT	**43,5**	**45,0**	**55,3**	**61,0**	**75,2**	**96,6**	**120,4**	**138,2**	**155,0**	**169,2**	**179,1**	**185,9**
% Margin EBT	*41,1%*	*38,1%*	*40,9%*	*39,4%*	*41,8%*	*45,6%*	*49,8%*	*51,8%*	*53,4%*	*54,4%*	*54,7%*	*54,6%*
Income Tax	(11,5)	(11,9)	(14,9)	(16,6)	(20,5)	(26,3)	(32,1)	(36,8)	(41,1)	(44,7)	(47,0)	(48,8)
% Effective Tax Rate	*-26,4%*	*-26,5%*	*-26,9%*	*-27,2%*	*-27,3%*	*-27,2%*	*-26,7%*	*-26,6%*	*-26,5%*	*-26,4%*	*-26,3%*	*-26,3%*
Net Income	**32,0**	**33,0**	**40,5**	**44,4**	**54,7**	**70,3**	**88,3**	**101,5**	**114,0**	**124,6**	**132,1**	**137,1**
% Net Income Margin	*30,2%*	*28,0%*	*29,9%*	*28,7%*	*30,4%*	*33,2%*	*36,5%*	*38,0%*	*39,2%*	*40,0%*	*40,4%*	*40,3%*

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© **2019 PricewaterhouseCoopers Serviços Profissionais Ltda.** All rights reserved. In this document, PwC refers to PricewaterhouseCoopers Serviços Profissionais Ltda. a Brazilian member firm of the PricewaterhouseCoopers network, and may sometimes refer to the PwC network.

Each member firm is a separate legal entity. Please see www.pwc.com/structure for further details.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 7, 2019

BANCO BRADESCO S.A.

By:	/S/Leandro de Miranda Araujo
Leandro de Miranda Araujo Executive Deputy Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.